UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 11, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI REPORT FOR THE QUARTER ENDED
31 MARCH 2011 PREPARED IN ACCORDANCE WITH IFRS



Report
for the quarter ended 31 March 2011

Group results for the quarter….

❖ First quarter production of 1.039Moz at a total cash cost of $706/oz.
❖ First quarter uranium production of 365klbs and silver production of 681koz
❖ Adjusted headline earnings of $203m, or 53 US cents a share.
❖ Hedge removal ensures strong cash generation from operating activities of $513m.
❖ Continued improvement in net debt to $1.1bn; a reduction of some $200m during the quarter.
❖ Kopanang shows 3% production gain, despite South Africa Christmas shutdown.
❖ Sadiola benefits from higher tonnages and grades for 3% production increase.
❖ Iduapriem showing early benefits from Project ONE, higher tonnages offset lower grade.
❖ Cripple Creek & Victor continues turnaround, with strong production gain.
❖ Exploration at Hutite prospect in Egypt showing promising, high-grade intercepts.
❖ New ore body discovered at Sunrise Dam.

Events post quarter-end…

❖ Proposed BEE restructuring ensures value for all beneficiaries; incremental accounting cost of about $18m.

		ended Mar 2011	Quarter ended Dec 2010	ended Mar 2010	Year ended Dec 2010	ended Mar 2011	Quarter ended Dec 2010	ended Mar 2010	Year ended Dec 2010
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	32,303	35,703	33,574	140,418	1,039	1,148	1,079	4,515
Price received [1]	- R/kg / $/oz	312,261	99,671	244,873	135,862	1,391	452	1,015	561
Price received excluding hedge buy-back costs [1]	- R/kg / $/oz	312,261	303,454	244,873	271,018	1,391	1,372	1,015	1,159
Total cash costs	- R/kg / $/oz	158,707	148,474	149,431	149,577	706	672	619	638
Total production costs	- R/kg / $/oz	200,632	201,465	190,374	190,889	893	912	789	816
Financial review									
Adjusted gross profit (loss) [2]	- Rm / $m	3,464	(3,718)	1,638	(8,027)	497	(540)	218	(1,191)
Adjusted gross profit excluding hedge buy-back costs [2]	- Rm / $m	3,464	3,598	1,638	10,927	497	522	218	1,507
Profit attributable to equity shareholders	- Rm / $m	1,658	404	1,150	637	241	56	157	76
	- cents/share	430	105	313	171	62	15	43	20
Adjusted headline earnings (loss) [3]	- Rm / $m	1,415	(5,263)	463	(12,210)	203	(764)	61	(1,758)
	- cents/share	367	(1,368)	126	(3,283)	53	(199)	17	(473)
Adjusted headline earnings excluding hedge buy-back costs [3]	- Rm / $m	1,415	2,026	463	5,652	203	294	61	787
	- cents/share	367	527	126	1,520	53	76	17	212
Cash flow from operating activities excluding hedge buy-back costs	- Rm / $m	3,607	5,076	1,326	12,603	513	679	179	1,669
Capital expenditure	- Rm / $m	1,740	2,572	1,283	7,413	249	365	171	1,015

Notes:
1. *Refer to note C "Non-GAAP disclosure" for the definition.*
2. *Refer to note B "Non-GAAP disclosure" for the definition.*
3. *Refer to note A "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.   *Rounding of figures may result in computational discrepancies.*

AngloGold Ashanti

Quarter 1 2011



Quarterly Report March 2011 - www.AngloGoldAshanti.com

Canada

Cripple Creek
& Victor

U.S.A.

Mali
Yatela
Sadiola

Egypt

Eritrea

Djibouti

China

Guinea
Siguiri

Ghana
Iduapriem

Gabon

DRC

Ethiopia

Colombia

Tanzania
Geita

Solomon
Islands

Brazil

Serra Grande

AGACSM

Navachab

Namibia

SA sea areas

RSA

S A Operations
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
Surface Operations
West Wits
Mponeng
TauTona
Savuka

Australia

Sunrise Dam
Tropicana

Argentina

Cerro Vanguardia

○ Operations

● Exploration

New Zealand
Seafield JV

Operations **at a glance**

for the quarter ended 31 March 2011

	Production		Total cash costs		Adjusted gross profit (loss) excluding hedge buy-back costs [1]	
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m	$m Variance [2]
SOUTH AFRICA	**401**	(16)	**637**	3	**210**	(29)
Great Noligwa	**22**	(35)	**1,202**	31	**(2)**	(8)
Kopanang	**80**	3	**589**	(10)	**40**	7
Moab Khotsong	**68**	(11)	**586**	(12)	**29**	13
Mponeng	**118**	(17)	**516**	6	**87**	(19)
Savuka	**11**	-	**833**	(6)	**6**	2
TauTona	**54**	(33)	**856**	33	**11**	(22)
Surface Operations	**48**	(8)	**540**	1	**40**	(2)
CONTINENTAL AFRICA	**363**	(3)	**819**	4	**163**	22
Ghana						
Iduapriem	**56**	(3)	**714**	(4)	**24**	(1)
Obuasi	**70**	6	**1,011**	7	**14**	4
Guinea						
Siguiri - Attributable 85%	**65**	(8)	**675**	(2)	**45**	1
Mali						
Morila - Attributable 40% [3]	**22**	(8)	**832**	9	**11**	(3)
Sadiola - Attributable 41% [3]	**30**	3	**699**	(11)	**20**	5
Yatela - Attributable 40% [3]	**7**	(22)	**1,387**	-	**-**	3
Namibia						
Navachab	**17**	(39)	**955**	28	**6**	(11)
Tanzania						
Geita	**94**	4	**817**	9	**36**	10
Non-controlling interests, exploration and other					**7**	12
AUSTRALASIA	**72**	(29)	**1,153**	29	**5**	(36)
Australia						
Sunrise Dam	**72**	(29)	**1,083**	26	**11**	(33)
Exploration and other					**(5)**	(1)
AMERICAS	**203**	4	**480**	3	**156**	31
Argentina						
Cerro Vanguardia - Attributable 92.50%	**45**	(10)	**435**	22	**32**	(7)
Brazil						
AngloGold Ashanti Mineração	**84**	(1)	**444**	(3)	**66**	34
Serra Grande - Attributable 50%	**17**	(11)	**711**	40	**6**	(7)
United States of America						
Cripple Creek & Victor	**57**	36	**494**	(11)	**42**	15
Non-controlling interests, exploration and other					**10**	(4)
OTHER					**(7)**	(9)
Sub-total	**1,039**	(9)	**706**	5	**527**	(21)
Equity accounted investments included above					**(31)**	(5)
AngloGold Ashanti					**497**	(25)

[1] Refer to note B "Non-GAAP disclosure" for the definition.

[3] Equity accounted joint ventures.

[2] Variance March 2011 quarter on December 2010 quarter - increase (decrease).

Rounding of figures may result in computational discrepancies.

Financial and Operating Report

OVERVIEW FOR THE QUARTER

FINANCIAL AND CORPORATE REVIEW

The first quarter of 2011 is the first period in which the company's earnings were unencumbered by the hedge book, which was removed on 7 October 2010. The group now has full exposure to the spot price of gold, which continued to perform strongly in the face of inflationary fears, macroeconomic uncertainty and geopolitical tension. Adjusted headline earnings were $203m, or 53 US cents a share in the seasonally weak production period, compared with $294m, or 76 US cents the previous quarter. Profit attributable to ordinary shareholders was $241m, from $56m the previous quarter.

Cash generated from operating activities was strong at $513m. Free cash flow (after all capital expenditure, finance costs and tax) was $229m and this helped reduce net debt (excluding the mandatory convertible bond) from $1.3bn at the end of last quarter to $1.1bn at 31 March 2011.

On 14 April 2011, following the end of the quarter, AngloGold Ashanti announced the proposed restructuring of its black economic empowerment transaction, initially entered into in 2006, to ensure the intended benefits accrue to its recipients, namely its South African employees, through the Bokamoso ESOP trust and BEE Partner, Izingwe Holdings.

The total incremental accounting cost to AngloGold Ashanti of the proposed restructuring which is subject to shareholders' approval, is around R121m (approximately $18m of which $12m will be recorded in 2011), while the pro-forma impact on adjusted headline earnings and net asset value per share is 0.4% and 0.2% respectively. When implemented following shareholder approval, approximately $8m of the accounting cost will be recorded during the second quarter 2011, with the balance of $4m spread equally in the third and fourth quarters of 2011. The principal component of the restructured transaction is the proposed reinstatement over the next three years of a total of some 1.37m E Ordinary shares that have either lapsed or are expected to lapse without realising the anticipated value for their holders. Also, an additional 48,923 new ordinary shares will be allotted to employees who qualify for the scheme as of the original cut-off date.

The Board believes that proactively implementing the proposed restructuring will be recognised by government, AngloGold Ashanti's employees, Izingwe and society as a whole, as reinforcing the company's continued commitment to the spirit of transformation and empowerment as contained in the Mining Charter. Management believes that the amendment of this transaction has the potential to enhance labour relations within AngloGold Ashanti's South African operations and more broadly, reinforce AngloGold Ashanti's reputation as a good corporate citizen in South Africa.

OPERATING RESULTS

Production and total cash costs for the three months to 31 March 2011, traditionally the slowest production quarter for AngloGold Ashanti, were 1.039Moz at $706/oz, compared with 1.148Moz at $672/oz the previous quarter. The result was affected by torrential rainfall which disrupted production at Sunrise Dam in Australia and Navachab in Namibia, as well as the seasonally slow restart after the Christmas break in South Africa. Strong performances were delivered by Cripple Creek & Victor in the U.S., Kopanang in South Africa and Sadiola in Mali.

Guidance for the first quarter was initially set at 1.04Moz at a total cash cost of $675/oz - $700/oz. This was adjusted to 1.02Moz, with a consequent impact on costs, on 15 March 2011 following the weather impact on the Australian operations.

Total cash costs at $706/oz were adversely impacted by higher fuel prices, royalties (on the back of improved spot prices) and accounting deferred stripping costs.

SAFETY

Tragically, two employees lost their lives during the quarter in separate incidents at Great Noligwa, in South Africa and at Obuasi, in Ghana. This is especially distressing, given the unblemished record of the previous quarter. Thorough analysis of those incidents was undertaken and steps taken to prevent their reoccurrence. Encouragement can be taken from AngloGold Ashanti's long-term all-injury statistics, which at 10.25 per million hours worked, were the lowest in the company's history and bear testimony to the commitment at all levels to reaching our goal of an injury free workplace, and to the effectiveness of the systemic cultural changes being made in this business. In March, this broad measure of safety had improved by more than half from its levels of 2007, with South Africa and the Continental Africa regions leading the improvements. While these gains are encouraging, additional interventions and procedures are being designed and implemented to address specific factors influencing safety performance in order to drive continued improvements in these statistics.

OPERATING REVIEW

The **South Africa** operations produced 401,000oz at a total cash cost of $637/oz in the first quarter of 2011, compared with 476,000oz at a total cash cost of $616/oz the previous quarter. The performance was impacted by the slow restart following the annual year-end break by most of the South African workforce, as well as disruption caused by safety stoppages. At the West Wits operations, production from Mponeng, the company's largest mine, declined by 17% to 118,000oz due mainly to lower grades and tonnages, influenced by underground temperature-related constraints. At neighbouring TauTona, the seasonal factors had a similar impact on production, compounded by lower yield and a seismic event in February. Production fell 33% to 54,000oz at a total cash cost of $856/oz. At the Vaal River operations, production from Moab Khotsong declined by 11% to 68,000oz due to lower volumes resulting from the restart after Christmas, safety stoppages during February and high underground temperatures. This was partially offset by higher yield. Kopanang managed a 3% increase in production despite the Christmas shutdown as yields improved by 13%. Costs declined by 10% to $589/oz. At Great Noligwa, production dropped 35% to 22,000oz, with safety stoppages and ore-pass blockages contributing to the decline. Lower grade affected production from the Surface Operations, resulting in a 8% decline to 48,000oz. Costs were well contained at $540/oz.

The **Continental Africa** operations produced 363,000oz at a total cash cost of $819/oz in the first quarter of 2011, compared with 374,000oz at a total cash cost of $790/oz the previous quarter. Geita's production increased by 4% to 94,000oz mainly due to higher grades mined from the Nyankanga pit. Higher fuel and labour charges pushed total cash costs 9% higher to $817/oz. Production from Iduapriem declined 3% as planned to 56,000oz due to the decrease in recovered grade. This was partially offset by improved throughput arising from increased plant availability and utilisation. Total cash costs improved by 4% to $714/oz. At Obuasi, production rose 6% to 70,000oz due to a 5% increase in tonnage, achieved through consistency in plant operations and improved underground equipment availability. The operation's 7% increase in total cash costs to $1,011/oz included a $54/oz non-cash charge for inventory movements. At Siguiri, production was 8% lower at 65,000oz following a reduction in tonnages, which was offset by higher recovered grades. Total cash costs improved by 2% to $675/oz due to reduced spending on external service providers. Mali continued to deliver strong operational free cashflow to the business. Production from Morila fell 8% to 22,000oz at a total cash cost of $832/oz. At Yatela, output fell 22% to 7,000oz as less ore was stacked. Higher recovered grade and tonnages at Sadiola led to a 3% increase in production to 30,000oz. Costs decreased 11% to $699/oz. In Namibia, Navachab's production fell to 17,000oz as torrential rainfall hampered access to higher grade areas at the base of the pit.

The **Americas** operations produced 203,000oz at a total cash cost of $480/oz in the first quarter of 2011, compared with 196,000oz at a total cash cost of $465/oz the previous quarter. Cerro Vanguardia, in Argentina, posted a 10% decline in production to 45,000oz due to a planned reduction in grade and two scheduled plant shutdowns. Accelerating inflation in Argentina, particularly evident in higher payroll costs, caused a 22% rise in total cash costs to $435/oz, though this was partially offset by lower consumption of fuel, explosives and other consumables. At Cripple Creek & Victor in the U.S., production rose 36% to 57,000oz as planned, due to stacking ore closer to the liner on the new pad. Cash costs improved 11% to $494/oz. At AngloGold Ashanti Córrego do Sítio Mineração (AngloGold Ashanti Mineração), production was little changed at 84,000oz, as higher grades offset lower tonnage caused by continued challenges relating to performance of the underground fleet and geotechnical challenges in the underground mine. Total cash costs improved by 3% to $444/oz, aided by higher by-product credits and lower costs on certain consumables. At Serra Grande, production decreased by

11% as planned to 17,000oz, due to lower grades and tonnages. Total cash cost increased 40% from previous quarter to $711/oz as a consequence of the lower production, local currency appreciation and additional equipment maintenance.

Australasia produced 72,000oz at a total cash cost of $1,153/oz in the first quarter of 2011, compared with 102,000oz at a total cash cost of $894/oz the previous quarter. (This figure includes deferred stripping charge of $73/oz) The flood inundation event during the quarter at Sunrise Dam severely impacted all aspects of the operation. Laverton, 56km from the mine, had its highest rainfall in February since records were first kept in 1899. Sunrise Dam, meanwhile, recorded rainfall 30% higher than Laverton's for the month, with the bulk of the rain falling in only two events. In one 24-hour period alone, more than 150mm fell, resulting in destructive flash flooding and substantial inflows of water into the open pit and underground. All efforts were directed into pumping and dewatering during the period.

PROJECTS

AngloGold Ashanti incurred capital expenditure of $249m during the quarter, of which $89m was spent on growth projects. Of the growth-related capital, $49m was spent in the Americas, $18m was spent in Continental Africa, $5m in Australasia and $17m in South Africa.

Good progress was made on the Córrego do Sítio project in Brazil's Minas Gerais state. The team from Sherritt is preparing to visit the site to commission the autoclave, while the major plant refurbishment was finalised during April. Purchasing processes for the main pieces of equipment and major civil works are also complete. The ball mill from the Queiroz plant has been disassembled and trucked to Córrego do Sítio, while the new jaw crusher, screen and vibrating feeders are already on site. Other imported equipment, including Knelson concentrator and autoclave lining have already been shipped to Brazil. Ore production was ahead of plan during the period.

In the Democratic Republic of the Congo, progress was made on the Kibali joint venture, operated by AngloGold Ashanti's joint venture partner Randgold Resources. The partners have been involved in detailed technical discussions around the final project design. Randgold has further provided guidelines on a high-level integrated project implementation schedule. However, this schedule requires further work. A mining-study manager was appointed to co-ordinate a full redesign and schedule for the underground mine. Randgold also provided a milestone schedule which indicates that the project approval is planned for the first quarter in 2012. The relocation action plan project is progressing well with good support from the community.

Also in the DRC, AngloGold Ashanti completed the feasibility study on the Mongbwalu project in March 2011. The Mongbwalu project forms part of Ashanti Goldfields Kilo, a DRC company 86.22% owned and managed by AngloGold Ashanti and 13.78% by SOKIMO, the DRC state-owned mining company. The project is currently moving into an optimisation phase which is planned to be completed by June 2011 and the project will be submitted to the AngloGold Ashanti board for project funding approval. The Mineral Resource model is currently updated with the latest drilling data and is due for completion during the current quarter. A project manager has been appointed to oversee the upgrade and refurbishment of the existing run-of-river hydro power station. The project will result in reliable green power to the surrounding district residents and industry.

At the Tropicana project in Australia (AngloGold Ashanti 70% and manager, Independence Group NL 30%), the contract for construction of the 220km site access road was awarded during the quarter. Major approvals for the road were obtained and construction has begun. In April, the EPCM contract with Lycopodium was executed and the open-pit mining contract was nearing completion. Tenders were issued for the long lead-time, major equipment packages. Detailed engineering design of the plant and infrastructure is underway and will be carried out in parallel with road construction, while plant construction is scheduled to begin early in 2012. Boston Shaker feasibility study work during the quarter included metallurgical testing, resource modelling, pit optimisations and design. It is anticipated that reserves and resources for Boston Shaker will be updated by mid 2011. A two-year pre-feasibility study on Havana Deeps was approved by the Tropicana JV partners during the quarter and drilling to support the study began in late March. The study will examine the best options for exploiting the Havana Deeps mineralisation, including mining using an expanded pit with an underground operation beneath the pit, or using an underground mine below the current planned pit design.

EXPLORATION

Total exploration expenditure during the first quarter, inclusive of expenditure at equity accounted joint ventures, was $71m ($26m on brownfield, $25m on greenfield and $20m on pre-feasibility studies), compared with $65m the previous quarter ($23m on brownfield, $26m on greenfield and $16m on pre-feasibility studies). The following are highlights from the company's exploration activities during the quarter. More detail on AngloGold Ashanti's exploration programme can be found at www.anglogoldashanti.com.

Greenfield exploration activities were undertaken in six regions (Australia, Americas, China, Southeast Asia, Sub-Saharan Africa and the Middle East & North Africa) during the first quarter. A total of 35,801m of diamond, RC and AC drilling was completed at existing priority targets and used to delineate new targets in Australia, Guinea, Gabon, the DRC, Egypt and the Solomon Islands.

In **Australia,** in the Tropicana JV (AngloGold Ashanti 70%, Independence Group 30%) regional Greenfields exploration during the quarter was affected by seasonal, but larger than anticipated, rainfall events in the Tropicana area and adjacent goldfields. Exploration programs were impacted, but have re-commenced. Regional geochemical sampling programs recommenced in February at the wholly-owned Viking project, which lies southwest of the Tropicana JV within the Albany-Fraser foreland tectonic setting that hosts the Tropicana deposit. Aircore drilling of geochemical anomalies and an airborne magnetic survey are planned for the second quarter.
In late 2010, AngloGold Ashanti entered a farm-in and joint venture agreement with Stellar Resources over the Coronation Bore and Gairdner projects in the Gawler Craton of South Australia, targeting world-class Iron Oxide Copper Gold mineralisation. Land access negotiations have progressed with expectations of commencing geophysical surveys in the second quarter. At the Cornelia Range project, located in central Western Australia, land access negotiations advanced during the quarter and planning commenced for airborne geophysical surveying and field reconnaissance. AngloGold Ashanti withdrew from the Saxby JV (NW Queensland) with Falcon Minerals Limited in February 2011 and has no further interest in the project.

Greenfields exploration in the **Americas** during the first quarter of 2011 continued focusing on early stage exploration in Colombia, Canada, USA, Brazil and Argentina. In **Canada**, joint-venture partner Commander Resources is preparing for the field season at the Baffin Island Gold Project in Nunavut. In **Brazil,** at the *Falcão Joint Venture,* 100m x 50m spaced infill soil sampling has been extended along strike to cover prospective areas of the target structure highlighted by the geophysics. To date 11 lines with a total length of 46.1km have been sampled. Drill testing is scheduled to commence in May. In **Colombia,** field teams continued rock and soil sampling and mapping at Quebradona. In March, a diamond drilling program was initiated at the Chaquiro Project. A total of 694m were drilled in Q1 and drilling at Chaquiro continues. At the Colosa project area, where AngloGold Ashanti now has four rigs working, a series of strong drill results continue to confirm the company's confidence in the ore body.

In the **Solomon Islands,** exploration activities continued at the Kele and Mase joint ventures with XDM Resources. Tenement applications associated with two additional joint venture agreements covering the New Georgia and Vangunu project areas progressed. At Kele, diamond drilling resumed in late February, with 997m of drilling completed during the quarter. Other work included mechanical trenching totalling 1.71km and geochemical sampling with work focussed in the Babatia, Tango West, Konga, Arovo and Vulu prospect areas. Specialist activities included further geophysical, structural and spectral studies of the established mineralised prospect areas.

In the **Democratic Republic of the Congo**, regional exploration continued on Ashanti Goldfields Kilo's (AGK) 5,487km^2 Kilo project. A 5,000m diamond drilling programme over key targets in the regional Kilo area that commenced last quarter at Mont Tsi continued and a total of 1,212m over four holes were drilled to test the mineralisation in and around intrusive bodies. Preliminary results are encouraging with hole MTDD001 returning an intercept of 23.03m @ 3.08 g/t Au. A follow-up soil sampling grid comprising 1,275 samples has been completed on the 2010 stream sediment sampling anomaly. Several soil anomalies have been identified so far and further investigations are underway. Follow-up of regional soil anomalies by trenching, detailed mapping and sampling is ongoing in the northern and central areas with encouraging results. In Gabon, drilling continued on the Ndjolé licence being explored in a joint venture with Dome Ventures. To date, a total of 3,000m has been drilled at the LaMboumi prospect. Extensive sampling has been carried out with 16,000 samples on the Dome JV licences and 5,200 samples on AngloGold Ashanti's own exploration licences, with robust anomalies that will be tested in the coming months. An EM and magnetic survey was flown during the first quarter over the Ndjole licence and preliminary results show that the prospective lithologies can be mapped in detail below the soil cover with the EM. This geophysical data will be used to generate further drill targets in the short term and direct the continuing soil sampling programme.

In **Tanzania,** a field mapping exercise was undertaken on the Lusahunga licences, some 150km west of Geita Gold Mine, to test the initial interpretation of airborne geophysical data from a survey completed in 2010. Grab samples yielded encouraging results up to 11 g/t Au and a follow-up sampling and drilling programme is being planned for later in the year.

In **Guinea**, regional exploration work including soil sampling and drilling continued on Blocks 2 and 4 that form part of the greater Siguiri mine tenement. At the end of the first quarter, a total of 6,763 soil samples have been collected, including 2,454 from Block 2 and 4,309 from Block 4. The first phase of diamond drilling to better understand the geological model and mineralisation controls at Saraya (Block 2) has been completed. A total of 2,058m over 8 holes were drilled during the quarter and interpretation of the results is in progress. The first phase of reconnaissance aircore drilling in Block 3 (Kounkoun) was also completed with a total of 9,840m over 107 holes. The interpretation of the findings is underway and preliminary results are encouraging. A reconnaissance aircore drilling programme in the Corridor Block was carried out and by the end of the first phase a total of 6,775m over 96 holes had been drilled.

Greenfields exploration in the **Middle East and North Africa** region is being undertaken by Thani Ashanti; a 50:50 Strategic Alliance between AngloGold Ashanti and Thani Investments. During the first quarter, 1,822m of drilling was completed and results have been received from three of the nine holes. The results include:

    12m @ 3.6 g/t Au from 178m;
    14m @ 2.9 g/t Au from 193m;
    6m   @ 4.3 g/t Au from 155m;
    8m   @ 2.3 g/t Au from 168m;
    1m   @ 15.7 g/t Au from 133m;
    6m   @ 1.8 g/t Au from 175m.

Hutite is an historical underground gold mine, which ceased operations in 1952. While historical production figures are unknown, the deposit has many characteristics of other orogenic gold deposits throughout the world. Mineralisation, including significant visible gold, has been defined by drilling over a strike length of 1.5km and remains open along strike and at depth. A second rig is scheduled to start drilling in April.

In Eritrea, the 10,000 line km airborne EM, magnetic and radiometric survey was completed at the Kerkasha and Akordat North exploration licences. The preliminary results of this survey are currently being interpreted and surface geochemical programmes have commenced.

Thani Ashanti signed a Heads of Terms with Stratex International in 2010 signed a Joint Venture Agreement in April 2011. The JV is for 11 exploration licences in the Afar region of Ethiopia and Djibouti and will explore for low-sulphidation, bonanza epithermal deposits. As part of this agreement, Thani Ashanti has a minimum exploration commitment of US$1M, and can earn 51% interest in the licences by spending US$3M. In addition, Thani Ashanti has completed a US$0.5M private placement into Stratex International. Encouraging surface sample results from the Megenta prospect in Ethiopia will be followed up with 3,000m drill programme in the second quarter. In addition, the Asal and Dimoli Khan ELs in Djibouti have returned positive rock chip assays, with eight of eighteen samples from Asal assaying between 0.22 – 3.08 g/t Au.

OUTLOOK

Second quarter production is expected to be around 1.09Moz. Given stronger, volatile currencies and fuel prices, AngloGold Ashanti is guiding second-quarter total cash costs at $760/oz (R6.75/$, Brent crude $120/bl) and equivalent Australian dollar and Brazilian real rates. The quarter-on-quarter increase is influenced by stronger local currencies, higher fuel prices and electricity costs. The above numbers include accounting for deferred stripping charges at $14/oz.

Review of the Gold Market

Gold price movement and investment markets

Gold price data

The gold price traded as low as $1,308/oz at the beginning of the year as investors moved out of safe-haven holdings into riskier assets, before recovering steadily to current near-record levels. Civil unrest in the Middle East and North Africa unnerved oil markets and resulted in Brent Crude trading well above the key $100/barrel, with the prospects of continued elevated prices while a speedy resolution of the Libyan conflict looks increasingly unlikely. The consequences of higher oil prices and concomitant inflationary implications have raised questions about the sustainability of the nascent global economic recovery. Widespread civil unrest in the Middle East and North Africa, continued debt concerns among European Union members and growing uncertainty over the United States long-term macroeconomic outlook – underscored by Standard & Poor's surprise 18 April 2011 downgrade of the outlook on US debt to `negative' have propelled the gold price to new record levels above $1,500/oz.

Investment demand

Despite the rebound in the gold price from February onwards, total ETF investment holdings still reflect a net redemption of 1.72Moz, or 2.5% of the gross holdings over the quarter, relative to the start of the year. Gross holdings at the end of the first quarter were 66.81Moz or $95.3bn at $1,426/oz. Much of the ETF sell-off in January was attributed to a rebalancing of portfolios as investors banked gains resulting from the 30% rise in the gold price in 2010. Global sales of bar and coin in 2010 amounted to some 60% of investment demand, with ETFs accounting for 20%. It is also worth noting that the rate of bar and coin outflows in the March quarter is likely to have been less than ETF sales as coins and bars are not as easy to sell as ETFs. The COMEX positioning, whilst traditionally more volatile, also showed a net decrease over the quarter. Having started at 28Moz net long, it finished 6% lower at 26.3Moz net long. In India, gold medallion and bar sales for the first quarter were higher than the same period last year. The Indian ETF market continued to grow. During the quarter under review, new gold mutual funds were launched to tap mass market demand for gold ETFs. China experienced another stellar quarter on the investment front, with an estimated year-on-year increase of some 50%. In the US, coin and bar demand remained strong, though with no anecdotal evidence of a repeat in coin minting shortfalls.

Official sector

The World Gold Council released a report during the quarter which confirmed widespread expectations that the official sector was a net purchaser of gold in 2010. This marks the first time since 1998 that the sector has contributed to demand, rather than being a significant source of supply. Continuing sovereign debt concerns in the Eurozone are likely to keep bullion in central banks vaults, while the trend of emerging nations bolstering gold reserves is also expected to continue.

Jewellery sales

India's gold resurgence continued in the first quarter of 2011 as January and February import figures reflected a 28% increase in volume terms over the same period last year. After a record 2010, consumption still remained robust at the beginning of the year due to a drop in gold prices and relative stability during the beginning of the auspicious period. An interesting trend has developed in India, with consumers advancing money to retailers to book prices when there is a significant drop. As a result of this trend, retailers are flush with welcome working capital. A further development saw significant demand for bars and coins, not for investment but to be converted into jewellery during the marriage season. China experienced its strongest quarter for gold jewellery demand in five years with an estimated 12% to 15% year-on-year increase. Remarkably, demand remained very strong following the Chinese New Year period which traditionally sees a dramatic slow down in demand. Eighteen-carat gold jewellery once again failed to keep pace with pure gold, but still registered strong growth of about 8%. During the first quarter, the beleaguered US market continued to build upon its improved fourth-quarter performance, with many retailers expressing some optimism for the future. A 4% increase in gold jewellery demand is expected in the quarter under review. The low-end gold market has been severely damaged by the twin blows recession and high gold prices, but the higher-end market continues to grow.

Group **income statement**

SA Rand million	Notes	Quarter ended March 2011 Unaudited	Quarter ended December 2010 Unaudited	Quarter ended March 2010 Unaudited	Year ended December 2010 Audited
Revenue	2	**10,402**	11,095	8,453	40,135
Gold income		**9,934**	10,614	8,222	38,833
Cost of sales	3	**(6,469)**	(7,016)	(6,060)	(25,833)
Gain (loss) on non-hedge derivatives and other commodity contracts	4	**11**	(529)	59	(5,136)
Gross profit		**3,476**	3,069	2,221	7,864
Corporate administration, marketing and other expenses		**(465)**	(518)	(301)	(1,589)
Exploration costs		**(397)**	(338)	(277)	(1,446)
Other operating expenses	5	**(88)**	(27)	(56)	(149)
Special items	6	**11**	(208)	(174)	(894)
Operating profit		**2,537**	1,978	1,413	3,786
Interest received		**55**	119	65	311
Exchange gain		**4**	93	38	18
Fair value adjustment on option component of convertible bonds		**90**	(280)	356	39
Finance costs and unwinding of obligations	7	**(341)**	(357)	(239)	(1,203)
Fair value adjustment on mandatory convertible bonds		**139**	(222)	-	(382)
Share of equity accounted investments' profit		**81**	63	163	467
Profit before taxation		**2,565**	1,394	1,796	3,036
Taxation	8	**(864)**	(878)	(558)	(2,018)
Profit for the period		**1,701**	516	1,238	1,018
Allocated as follows:					
Equity shareholders		**1,658**	404	1,150	637
Non-controlling interests		**43**	112	88	381
		1,701	516	1,238	1,018
Basic earnings per ordinary share (cents) [1]		**430**	105	313	171
Diluted earnings per ordinary share (cents) [2]		**429**	105	313	171

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended March 2011 Unaudited	Quarter ended December 2010 Unaudited	Quarter ended March 2010 Unaudited	Year ended December 2010 Audited
Revenue	2	**1,489**	1,613	1,126	5,514
Gold income		**1,422**	1,543	1,095	5,334
Cost of sales	3	**(926)**	(1,021)	(807)	(3,550)
Gain (loss) on non-hedge derivatives and other commodity contracts	4	**2**	(77)	13	(702)
Gross profit		**498**	445	301	1,082
Corporate administration, marketing and other expenses		**(66)**	(76)	(40)	(220)
Exploration costs		**(57)**	(49)	(37)	(198)
Other operating expenses	5	**(13)**	(4)	(8)	(20)
Special items	6	**1**	(31)	(23)	(126)
Operating profit		**363**	285	193	518
Interest received		**8**	17	9	43
Exchange gain		**-**	14	4	3
Fair value adjustment on option component of convertible bonds		**15**	(41)	48	(1)
Finance costs and unwinding of obligations	7	**(49)**	(52)	(32)	(166)
Fair value adjustment on mandatory convertible bonds		**22**	(33)	-	(55)
Share of equity accounted investments' profit		**12**	9	22	63
Profit before taxation		**371**	199	244	405
Taxation	8	**(123)**	(127)	(76)	(276)
Profit for the period		**248**	72	168	129
Allocated as follows:					
Equity shareholders		**241**	56	157	76
Non-controlling interests		**7**	16	11	53
		248	72	168	129
Basic earnings per ordinary share (cents) [1]		**62**	15	43	20
Diluted earnings per ordinary share (cents) [2]		**62**	14	43	20

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

	Quarter ended March 2011	Quarter ended December 2010	Quarter ended March 2010	Year ended December 2010
SA Rand million	Unaudited	Unaudited	Unaudited	Audited
Profit for the period	**1,701**	516	1,238	1,018
Exchange differences on translation of foreign operations	**474**	(759)	(280)	(1,766)
Share of equity accounted investments' other comprehensive (expense) income	**(2)**	1	-	(1)
Net loss on cash flow hedges	**-**	-	(1)	-
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	-	279	279
Realised gain on hedges of capital items	**1**	1	1	3
Deferred taxation thereon	**-**	-	(98)	(99)
	1	1	181	183
Net (loss) gain on available-for-sale financial assets	**(11)**	403	(45)	545
Release on disposal and impairment of available-for-sale financial assets	**-**	(299)	-	(340)
Deferred taxation thereon	**-**	-	1	13
	(11)	104	(44)	218
Actuarial loss recognised	**-**	(175)	-	(175)
Deferred taxation thereon	**-**	47	-	47
	-	(128)	-	(128)
Other comprehensive income (expense) for the period net of tax	**462**	(781)	(143)	(1,494)
Total comprehensive income (expense) for the period net of tax	**2,163**	(265)	1,095	(476)
Allocated as follows:				
Equity shareholders	**2,120**	(377)	1,007	(857)
Non-controlling interests	**43**	112	88	381
	2,163	(265)	1,095	(476)

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

US Dollar million	Quarter ended March 2011 Unaudited	Quarter ended December 2010 Unaudited	Quarter ended March 2010 Unaudited	Year ended December 2010 Audited
Profit for the period	**248**	72	168	129
Exchange differences on translation of foreign operations	**(48)**	123	22	213
Share of equity accounted investments' other comprehensive (expense) income	**-**	-	-	-
Net loss on cash flow hedges	**-**	-	-	-
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	-	37	38
Realised gain on hedges of capital items	**-**	-	-	-
Deferred taxation thereon	**-**	-	(13)	(13)
	-	-	24	25
Net (loss) gain on available-for-sale financial assets	**(2)**	56	(6)	75
Release on disposal and impairment of available-for-sale financial assets	**-**	(41)	-	(47)
Deferred taxation thereon	**-**	-	-	2
	(2)	15	(6)	30
Actuarial loss recognised	**-**	(24)	-	(24)
Deferred taxation thereon	**-**	6	-	6
	-	(18)	-	(18)
Other comprehensive (expense) income for the period net of tax	**(50)**	120	40	250
Total comprehensive income for the period net of tax	**198**	192	208	379
Allocated as follows:				
Equity shareholders	**191**	176	197	326
Non-controlling interests	**7**	16	11	53
	198	192	208	379

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

SA Rand million	Note	As at March 2011 Unaudited	As at December 2010 Audited	As at March 2010 Unaudited
ASSETS				
Non-current assets				
Tangible assets		**41,488**	40,600	42,476
Intangible assets		**1,325**	1,277	1,309
Investments in associates and equity accounted joint ventures		**4,337**	4,087	4,795
Other investments		**1,677**	1,555	1,315
Inventories		**2,453**	2,268	2,485
Trade and other receivables		**1,099**	1,000	867
Derivatives		**-**	-	19
Deferred taxation		**87**	131	349
Cash restricted for use		**131**	214	364
Other non-current assets		**68**	59	99
		52,665	51,191	54,078
Current assets				
Inventories		**6,082**	5,848	5,216
Trade and other receivables		**1,878**	1,625	1,517
Derivatives		**17**	6	1,517
Current portion of other non-current assets		**27**	4	2
Cash restricted for use		**123**	69	118
Cash and cash equivalents		**4,187**	3,776	5,346
		12,314	11,328	13,716
Non-current assets held for sale		**10**	110	665
		12,324	11,438	14,381
TOTAL ASSETS		**64,989**	62,629	68,459
EQUITY AND LIABILITIES				
Share capital and premium	11	**45,742**	45,678	39,884
Retained earnings and other reserves		**(17,641)**	(19,470)	(17,465)
Non-controlling interests		**874**	815	956
Total equity		**28,975**	27,023	23,375
Non-current liabilities				
Borrowings		**16,991**	16,877	4,809
Environmental rehabilitation and other provisions		**4,025**	3,873	3,383
Provision for pension and post-retirement benefits		**1,268**	1,258	1,181
Trade, other payables and deferred income		**112**	110	144
Derivatives		**1,093**	1,158	941
Deferred taxation		**6,428**	5,910	5,661
		29,917	29,186	16,119
Current liabilities				
Current portion of borrowings		**312**	886	7,095
Trade, other payables and deferred income		**4,645**	4,630	3,867
Derivatives		**-**	-	16,674
Taxation		**1,140**	882	1,271
		6,097	6,398	28,907
Non-current liabilities held for sale		**-**	22	58
		6,097	6,420	28,965
Total liabilities		**36,014**	35,606	45,084
TOTAL EQUITY AND LIABILITIES		**64,989**	62,629	68,459

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Note	As at March 2011 Unaudited	As at December 2010 Audited	As at March 2010 Unaudited
ASSETS				
Non-current assets				
Tangible assets		**6,132**	6,180	5,823
Intangible assets		**196**	194	180
Investments in associates and equity accounted joint ventures		**641**	622	657
Other investments		**248**	237	180
Inventories		**363**	345	340
Trade and other receivables		**162**	152	119
Derivatives		**-**	-	3
Deferred taxation		**13**	20	48
Cash restricted for use		**19**	33	50
Other non-current assets		**10**	9	14
		7,784	7,792	7,414
Current assets				
Inventories		**899**	890	715
Trade and other receivables		**277**	247	208
Derivatives		**3**	1	208
Current portion of other non-current assets		**4**	1	-
Cash restricted for use		**18**	10	16
Cash and cash equivalents		**619**	575	733
		1,820	1,724	1,880
Non-current assets held for sale		**2**	16	91
		1,822	1,740	1,971
TOTAL ASSETS		**9,606**	9,532	9,385
EQUITY AND LIABILITIES				
Share capital and premium	11	**6,637**	6,627	5,811
Retained earnings and other reserves		**(2,483)**	(2,638)	(2,738)
Non-controlling interests		**129**	124	131
Total equity		**4,283**	4,113	3,204
Non-current liabilities				
Borrowings		**2,511**	2,569	659
Environmental rehabilitation and other provisions		**595**	589	464
Provision for pension and post-retirement benefits		**187**	191	162
Trade, other payables and deferred income		**16**	17	20
Derivatives		**162**	176	129
Deferred taxation		**950**	900	776
		4,421	4,442	2,210
Current liabilities				
Current portion of borrowings		**46**	135	973
Trade, other payables and deferred income		**687**	705	530
Derivatives		**-**	-	2,286
Taxation		**169**	134	174
		902	974	3,963
Non-current liabilities held for sale		**-**	3	8
		902	977	3,971
Total liabilities		**5,323**	5,419	6,181
TOTAL EQUITY AND LIABILITIES		**9,606**	9,532	9,385

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

SA Rand million	Quarter ended March 2011 Unaudited	Quarter ended December 2010 Unaudited	Quarter ended March 2010 Unaudited	Year ended December 2010 Audited
Cash flows from operating activities				
Receipts from customers	**10,123**	10,955	8,166	39,717
Payments to suppliers and employees	**(6,596)**	(5,944)	(6,640)	(26,682)
Cash generated from operations	**3,527**	5,011	1,526	13,035
Dividends received from equity accounted investments	**203**	218	117	939
Taxation paid	**(123)**	(153)	(317)	(1,371)
Cash utilised for hedge buy-back costs	**-**	(7,312)	-	(18,333)
Net cash inflow (outflow) from operating activities	**3,607**	(2,236)	1,326	(5,730)
Cash flows from investing activities				
Capital expenditure	**(1,635)**	(2,470)	(1,267)	(7,108)
Proceeds from disposal of tangible assets	**12**	12	16	500
Other investments acquired	**(215)**	(152)	(120)	(832)
Acquisition of associates and equity accounted joint ventures	**(166)**	(100)	(72)	(319)
Proceeds on disposal of associate	**-**	-	4	4
Loans advanced to associates and equity accounted joint ventures	**-**	-	(17)	(22)
Proceeds from disposal of subsidiary	**62**	-	-	-
Cash in subsidiary disposed	**(77)**	-	-	-
Proceeds from disposal of investments	**105**	578	54	1,039
Decrease (increase) in cash restricted for use	**31**	8	(3)	182
Interest received	**54**	59	59	232
Loans advanced	**-**	(8)	(37)	(41)
Repayment of loans advanced	**-**	2	1	3
Net cash outflow from investing activities	**(1,829)**	(2,071)	(1,382)	(6,362)
Cash flows from financing activities				
Proceeds from issue of share capital	**5**	31	3	5,656
Share issue expenses	**-**	(31)	-	(144)
Proceeds from borrowings	**-**	1,880	264	16,666
Repayment of borrowings	**(1,080)**	(2,400)	(2,642)	(12,326)
Finance costs paid	**(122)**	(398)	(76)	(821)
Mandatory convertible bond transaction costs	**-**	(30)	-	(184)
Dividends paid	**(306)**	(139)	(260)	(846)
Net cash (outflow) inflow from financing activities	**(1,503)**	(1,087)	(2,711)	8,001
Net increase (decrease) in cash and cash equivalents	**275**	(5,394)	(2,767)	(4,091)
Translation	**63**	(70)	(63)	(236)
Cash and cash equivalents at beginning of period	**3,849**	9,313	8,176	8,176
Cash and cash equivalents at end of period [(1)]	**4,187**	3,849	5,346	3,849
Cash generated from operations				
Profit before taxation	**2,565**	1,394	1,796	3,036
Adjusted for:				
Movement on non-hedge derivatives and other commodity contracts	**(11)**	499	(672)	2,946
Amortisation of tangible assets	**1,294**	1,341	1,267	5,022
Finance costs and unwinding of obligations	**341**	357	239	1,203
Environmental, rehabilitation and other expenditure	**1**	470	30	535
Special items	**45**	279	169	1,076
Amortisation of intangible assets	**4**	7	4	18
Deferred stripping	**141**	156	204	921
Fair value adjustment on option component of convertible bonds	**(90)**	280	(356)	(39)
Fair value adjustment on mandatory convertible bonds	**(139)**	222	-	382
Interest received	**(55)**	(119)	(65)	(311)
Share of equity accounted investments' profit	**(81)**	(63)	(163)	(467)
Other non-cash movements	**43**	133	21	250
Movements in working capital	**(531)**	55	(948)	(1,537)
	3,527	5,011	1,526	13,035
Movements in working capital				
Increase in inventories	**(354)**	(101)	(97)	(667)
Increase in trade and other receivables	**(497)**	(200)	(302)	(781)
Increase (decrease) in trade and other payables	**320**	356	(549)	(89)
	(531)	55	(948)	(1,537)

[(1)] The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included on the statement of financial position as part of non-current assets held for sale of R73m.

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended March 2011 Unaudited	Quarter ended December 2010 Unaudited	Quarter ended March 2010 Unaudited	Year ended December 2010 Audited
Cash flows from operating activities				
Receipts from customers	**1,451**	1,589	1,086	5,448
Payments to suppliers and employees	**(950)**	(925)	(881)	(3,734)
Cash generated from operations	**501**	664	205	1,714
Dividends received from equity accounted investments	**30**	39	16	143
Taxation paid	**(18)**	(24)	(42)	(188)
Cash utilised for hedge buy-back costs	**-**	(1,061)	-	(2,611)
Net cash inflow (outflow) from operating activities	**513**	(382)	179	(942)
Cash flows from investing activities				
Capital expenditure	**(234)**	(350)	(169)	(973)
Proceeds from disposal of tangible assets	**2**	2	2	69
Other investments acquired	**(31)**	(23)	(16)	(114)
Acquisition of associates and equity accounted joint ventures	**(24)**	(15)	(10)	(44)
Proceeds on disposal of associate	**-**	-	1	1
Loans advanced to associates and equity accounted joint ventures	**-**	-	(2)	(3)
Proceeds from disposal of subsidiary	**9**	-	-	-
Cash in subsidiary disposed	**(11)**	-	-	-
Proceeds from disposal of investments	**15**	80	7	142
Decrease in cash restricted for use	**5**	2	-	25
Interest received	**8**	8	8	32
Loans advanced	**-**	(1)	(5)	(6)
Repayment of loans advanced	**-**	-	-	-
Net cash outflow from investing activities	**(261)**	(297)	(184)	(871)
Cash flows from financing activities				
Proceeds from issue of share capital	**1**	4	-	798
Share issue expenses	**-**	(4)	-	(20)
Proceeds from borrowings	**-**	276	35	2,316
Repayment of borrowings	**(152)**	(324)	(352)	(1,642)
Finance costs paid	**(18)**	(58)	(10)	(115)
Mandatory convertible bond transaction costs	**-**	(4)	-	(26)
Dividends paid	**(43)**	(20)	(35)	(117)
Net cash (outflow) inflow from financing activities	**(212)**	(130)	(362)	1,194
Net increase (decrease) in cash and cash equivalents	**40**	(809)	(367)	(619)
Translation	**(7)**	57	-	105
Cash and cash equivalents at beginning of period	**586**	1,338	1,100	1,100
Cash and cash equivalents at end of period [(1)]	**619**	586	733	586
Cash generated from operations				
Profit before taxation	**371**	199	244	405
Adjusted for:				
Movement on non-hedge derivatives and other commodity contracts	**(2)**	72	(94)	408
Amortisation of tangible assets	**185**	195	169	690
Finance costs and unwinding of obligations	**49**	52	32	166
Environmental, rehabilitation and other expenditure	**-**	69	4	78
Special items	**7**	42	23	152
Amortisation of intangible assets	**1**	1	-	2
Deferred stripping	**20**	23	27	125
Fair value adjustment on option component of convertible bonds	**(15)**	41	(48)	1
Fair value adjustment on mandatory convertible bonds	**(22)**	33	-	55
Interest received	**(8)**	(17)	(9)	(43)
Share of equity accounted investments' profit	**(12)**	(9)	(22)	(63)
Other non-cash movements	**7**	19	3	37
Movements in working capital	**(80)**	(56)	(124)	(299)
	501	664	205	1,714
Movements in working capital				
Increase in inventories	**(17)**	(85)	(33)	(236)
Increase in trade and other receivables	**(66)**	(46)	(45)	(142)
Increase (decrease) in trade and other payables	**3**	75	(46)	79
	(80)	(56)	(124)	(299)

[(1)] The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included on the statement of financial position as part of non-current assets held for sale of $11m.

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

	Equity holders of the parent									
SA Rand million	Share capital and premium	Other capital reserves	Retained earnings	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
Balance at 31 December 2009	39,834	1,194	(25,739)	(174)	414	(285)	6,314	21,558	966	22,524
Profit for the period			1,150					1,150	88	1,238
Other comprehensive (expense) income				181	(44)		(280)	(143)		(143)
Total comprehensive income (expense)	-	-	1,150	181	(44)	-	(280)	1,007	88	1,095
Shares issued	50							50		50
Share-based payment for share awards net of exercised		45						45		45
Dividends paid			(255)					(255)		(255)
Dividends of subsidiaries								-	(84)	(84)
Translation		(2)	22		(6)			14	(14)	-
Balance at 31 March 2010	**39,884**	**1,237**	**(24,822)**	**7**	**364**	**(285)**	**6,034**	**22,419**	**956**	**23,375**
Balance at 31 December 2010	45,678	1,275	(25,437)	(15)	568	(409)	4,548	26,208	815	27,023
Profit for the period			1,658					1,658	43	1,701
Other comprehensive income (expense)		(2)		1	(11)		474	462		462
Total comprehensive income (expense)	-	(2)	1,658	1	(11)	-	474	2,120	43	2,163
Shares issued	64							64		64
Share-based payment for share awards net of exercised		31						31		31
Dividends paid			(306)					(306)		(306)
Translation		8	(39)		16	(1)		(16)	16	-
Balance at 31 March 2011	**45,742**	**1,312**	**(24,124)**	**(14)**	**573**	**(410)**	**5,022**	**28,101**	**874**	**28,975**
US Dollar million										
Balance at 31 December 2009	5,805	161	(2,744)	(23)	56	(38)	(317)	2,900	130	3,030
Profit for the period			157					157	11	168
Other comprehensive income (expense)				24	(6)		22	40		40
Total comprehensive income (expense)	-	-	157	24	(6)	-	22	197	11	208
Shares issued	6							6		6
Share-based payment for share awards net of exercised		6						6		6
Dividends paid			(35)					(35)		(35)
Dividends of subsidiaries								-	(11)	(11)
Translation		3	(3)			(1)		(1)	1	-
Balance at 31 March 2010	**5,811**	**170**	**(2,625)**	**1**	**50**	**(39)**	**(295)**	**3,073**	**131**	**3,204**
Balance at 31 December 2010	6,627	194	(2,750)	(2)	86	(62)	(104)	3,989	124	4,113
Profit for the period			241					241	7	248
Other comprehensive expense					(2)		(48)	(50)		(50)
Total comprehensive income (expense)	-	-	241	-	(2)	-	(48)	191	7	198
Shares issued	10							10		10
Share-based payment for share awards net of exercised		5						5		5
Dividends paid			(43)					(43)		(43)
Translation		(5)	5		1	1		2	(2)	-
Balance at 31 March 2011	**6,637**	**194**	**(2,547)**	**(2)**	**85**	**(61)**	**(152)**	**4,154**	**129**	**4,283**

Rounding of figures may result in computational discrepancies.

Segmental reporting

for the quarter ended 31 March 2011

AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker ("CODM"). Individual members of the Executive Management team are responsible for geographic regions of the business.

	Quarter ended		Year ended		Quarter ended		Year ended	
	Mar 2011	Dec 2010	Mar 2010	Dec 2010	Mar 2011	Dec 2010	Mar 2010	Dec 2010
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Gold income								
South Africa	**3,910**	4,499	3,083	16,056	**560**	654	410	2,207
Continental Africa	**3,805**	3,654	3,082	13,604	**545**	532	411	1,868
Australasia	**674**	988	844	3,391	**97**	143	113	466
Americas	**2,119**	2,073	1,879	8,202	**303**	301	250	1,124
	10,508	11,214	8,888	41,253	**1,505**	1,630	1,184	5,665
Equity accounted investments included above	**(574)**	(600)	(667)	(2,420)	**(82)**	(87)	(89)	(331)
	9,934	10,614	8,222	38,833	**1,422**	1,543	1,095	5,334

	Quarter ended		Year ended		Quarter ended		Year ended	
	Mar 2011	Dec 2010	Mar 2010	Dec 2010	Mar 2011	Dec 2010	Mar 2010	Dec 2010
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Gross profit (loss)								
South Africa	**1,469**	(345)	797	3,180	**210**	(50)	108	429
Continental Africa	**1,132**	4,412	815	4,219	**163**	640	110	604
Australasia	**37**	(513)	(24)	(1,452)	**5**	(75)	(3)	(206)
Americas	**1,101**	(317)	909	2,664	**158**	(46)	122	357
Corporate and other	**(49)**	13	41	171	**(7)**	2	5	23
	3,690	3,250	2,538	8,782	**529**	471	343	1,207
Equity accounted investments included above	**(214)**	(180)	(317)	(918)	**(31)**	(26)	(42)	(125)
	3,476	3,069	2,221	7,864	**498**	445	301	1,082

	Quarter ended		Year ended		Quarter ended		Year ended	
	Mar 2011	Dec 2010	Mar 2010	Dec 2010	Mar 2011	Dec 2010	Mar 2010	Dec 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Adjusted gross profit (loss) excluding hedge buy-back costs [1]								
South Africa	**1,469**	1,652	387	4,580	**210**	239	51	634
Continental Africa	**1,132**	971	781	3,314	**163**	141	104	455
Australasia	**37**	279	(25)	217	**5**	41	(3)	33
Americas	**1,090**	863	771	3,563	**156**	125	103	487
Corporate and other	**(49)**	13	41	171	**(7)**	2	5	23
	3,678	3,778	1,955	11,845	**527**	548	260	1,632
Equity accounted investments included above	**(214)**	(180)	(317)	(918)	**(31)**	(26)	(42)	(125)
	3,464	3,598	1,638	10,927	**497**	522	218	1,507

[1] Refer to note B "Non-GAAP disclosure" for definition.

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended		Year ended		Quarter ended		Year ended	
	Mar 2011	Dec 2010	Mar 2010	Dec 2010	Mar 2011	Dec 2010	Mar 2010	Dec 2010
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	kg				oz (000)			
Gold production [1]								
South Africa	**12,466**	14,801	11,949	55,528	**401**	476	384	1,785
Continental Africa	**11,287**	11,623	11,643	46,390	**363**	374	374	1,492
Australasia	**2,244**	3,175	3,552	12,313	**72**	102	114	396
Americas	**6,306**	6,105	6,431	26,187	**203**	196	207	842
	32,303	35,703	33,574	140,418	**1,039**	1,148	1,079	4,515

	Quarter ended		Year ended		Quarter ended		Year ended	
	Mar 2011	Dec 2010	Mar 2010	Dec 2010	Mar 2011	Dec 2010	Mar 2010	Dec 2010
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Capital expenditure								
South Africa	**663**	1,009	610	3,096	**95**	144	81	424
Continental Africa	**436**	685	204	1,708	**62**	97	27	234
Australasia	**75**	71	65	290	**11**	10	9	40
Americas	**551**	782	393	2,270	**79**	111	52	311
Corporate and other	**14**	25	11	49	**2**	3	2	6
	1,740	2,572	1,283	7,413	**249**	365	171	1,015
Equity accounted investments included above	**(105)**	(102)	(16)	(305)	**(15)**	(15)	(2)	(42)
	1,635	2,470	1,267	7,108	**234**	350	169	973

	As at Mar 2011	As at Dec 2010	As at Mar 2010	As at Mar 2011	As at Dec 2010	As at Mar 2010
	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited
	SA Rand million			US Dollar million		
Total assets						
South Africa	**16,275**	16,226	16,892	**2,406**	2,469	2,316
Continental Africa	**26,682**	26,060	28,660	**3,944**	3,966	3,929
Australasia	**4,000**	3,644	4,208	**591**	555	577
Americas	**14,656**	13,855	14,692	**2,166**	2,109	2,014
Corporate and other	**3,917**	3,384	4,526	**579**	515	620
	65,530	63,169	68,978	**9,686**	9,614	9,456
Equity accounted investments included above	**(541)**	(540)	(518)	**(80)**	(82)	(71)
	64,989	62,629	68,459	**9,606**	9,532	9,385

[1] Gold production includes equity accounted investments.

Rounding of figures may result in computational discrepancies.

Notes

for the quarter ended 31 March 2011

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2010.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 (as amended) for the preparation of financial information of the group for the quarter ended 31 March 2011.

2. Revenue

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2011	**Dec 2010**	**Mar 2010**	**Dec 2010**	**Mar 2011**	**Dec 2010**	**Mar 2010**	**Dec 2010**
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Gold income	**9,934**	10,614	8,222	38,833	**1,422**	1,543	1,095	5,334
By-products (note 3)	**356**	321	166	935	**51**	47	22	129
Royalties received	**57**	42	-	56	**8**	6	-	8
Interest received	**55**	119	65	311	**8**	17	9	43
	10,402	11,095	8,453	40,135	**1,489**	1,613	1,126	5,514

3. Cost of sales

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2011	**Dec 2010**	**Mar 2010**	**Dec 2010**	**Mar 2011**	**Dec 2010**	**Mar 2010**	**Dec 2010**
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Cash operating costs	**(5,107)**	(5,120)	(4,773)	(20,084)	**(730)**	(745)	(636)	(2,756)
Insurance reimbursement	**-**	-	-	123	**-**	-	-	16
By-products revenue (note 2)	**356**	321	166	935	**51**	47	22	129
	(4,751)	(4,799)	(4,607)	(19,026)	**(679)**	(698)	(614)	(2,611)
Royalties	**(276)**	(313)	(189)	(1,030)	**(40)**	(45)	(25)	(142)
Other cash costs	**(50)**	(54)	(37)	(182)	**(7)**	(8)	(5)	(25)
Total cash costs	**(5,077)**	(5,166)	(4,832)	(20,238)	**(726)**	(751)	(644)	(2,778)
Retrenchment costs	**(28)**	(64)	(52)	(166)	**(4)**	(9)	(7)	(23)
Rehabilitation and other non-cash costs	**(68)**	(529)	(86)	(756)	**(10)**	(78)	(12)	(109)
Production costs	**(5,173)**	(5,759)	(4,971)	(21,160)	**(740)**	(838)	(663)	(2,910)
Amortisation of tangible assets	**(1,294)**	(1,341)	(1,267)	(5,022)	**(185)**	(195)	(169)	(690)
Amortisation of intangible assets	**(4)**	(7)	(4)	(18)	**(1)**	(1)	-	(2)
Total production costs	**(6,471)**	(7,107)	(6,242)	(26,200)	**(925)**	(1,034)	(832)	(3,602)
Inventory change	**2**	92	182	367	**(1)**	13	24	52
	(6,469)	(7,016)	(6,060)	(25,833)	**(926)**	(1,021)	(807)	(3,550)

4. Gain (loss) on non-hedge derivatives and other commodity contracts

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2011	**Dec 2010**	**Mar 2010**	**Dec 2010**	**Mar 2011**	**Dec 2010**	**Mar 2010**	**Dec 2010**
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Loss on realised non-hedge derivatives	**-**	-	(524)	(2,073)	**-**	-	(69)	(277)
Loss on hedge buy-back costs	**-**	(7,316)	-	(18,954)	**-**	(1,061)	-	(2,698)
Gain on unrealised non-hedge derivatives	**11**	6,787	583	15,891	**2**	985	82	2,273
	11	(529)	59	(5,136)	**2**	(77)	13	(702)

Rounding of figures may result in computational discrepancies.

5.   Other operating expenses

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2011 Unaudited	Dec 2010 Unaudited	Mar 2010 Unaudited	Dec 2010 Audited	Mar 2011 Unaudited	Dec 2010 Unaudited	Mar 2010 Unaudited	Dec 2010 Audited
	SA Rand million				US Dollar million			
Pension and medical defined benefit provisions	**(26)**	45	(24)	(28)	**(4)**	7	(3)	(3)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**(62)**	(72)	(32)	(121)	**(9)**	(11)	(5)	(17)
	(88)	(27)	(56)	(149)	**(13)**	(4)	(8)	(20)

6.   Special items

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2011 Unaudited	Dec 2010 Unaudited	Mar 2010 Unaudited	Dec 2010 Audited	Mar 2011 Unaudited	Dec 2010 Unaudited	Mar 2010 Unaudited	Dec 2010 Audited
	SA Rand million				US Dollar million			
Indirect tax expenses and legal claims	**(35)**	(46)	(44)	(125)	**(5)**	(6)	(6)	(17)
Mandatory convertible bonds issue discount, underwriting and professional fees	**-**	5	-	(396)	**-**	1	-	(56)
Net impairments of tangible assets (note 9)	**(7)**	(399)	(81)	(634)	**(1)**	(59)	(11)	(91)
Recovery on consignment inventory	**-**	-	-	39	**-**	-	-	5
Impairment of other receivables	**(7)**	(11)	(33)	(67)	**(1)**	(2)	(4)	(9)
Contractor termination costs at Geita Gold Mining Limited	**-**	-	(5)	(8)	**-**	-	(1)	(1)
Insurance claim recovery	**-**	31	-	134	**-**	4	-	19
Royalties received	**57**	41	-	56	**8**	6	-	8
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	**(11)**	(81)	(11)	(191)	**(2)**	(11)	(2)	(25)
Impairment of investment (note 9)	**-**	(16)	-	(16)	**-**	(2)	-	(2)
Profit on disposal of investments (note 9)	**-**	269	-	314	**-**	37	-	43
Profit on disposal of subsidiary ISS International Limited (note 9)	**14**	-	-	-	**2**	-	-	-
	11	(208)	(174)	(894)	**1**	(31)	(23)	(126)

7.   Finance costs and unwinding of obligations

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2011 Unaudited	Dec 2010 Unaudited	Mar 2010 Unaudited	Dec 2010 Audited	Mar 2011 Unaudited	Dec 2010 Unaudited	Mar 2010 Unaudited	Dec 2010 Audited
	SA Rand million				US Dollar million			
Finance costs	**(248)**	(259)	(142)	(834)	**(36)**	(38)	(19)	(115)
Unwinding of obligations, accretion of convertible bonds and other discounts	**(93)**	(98)	(97)	(369)	**(13)**	(14)	(13)	(51)
	(341)	(357)	(239)	(1,203)	**(49)**	(52)	(32)	(166)

8.   Taxation

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2011 Unaudited	Dec 2010 Unaudited	Mar 2010 Unaudited	Dec 2010 Audited	Mar 2011 Unaudited	Dec 2010 Unaudited	Mar 2010 Unaudited	Dec 2010 Audited
	SA Rand million				US Dollar million			
South African taxation								
Non-mining tax	**(10)**	(53)	(95)	(112)	**(1)**	(8)	(13)	(13)
(Under) over provision prior year	**(5)**	34	(12)	628	**(1)**	5	(2)	89
Deferred taxation								
Temporary differences	**(403)**	80	108	1,377	**(58)**	12	14	195
Unrealised non-hedge derivatives and other commodity contracts	**-**	(461)	(160)	(2,353)	**-**	(67)	(22)	(334)
Change in estimated deferred tax rate	**-**	39	29	39	**-**	6	4	6
	(418)	(361)	(130)	(421)	**(60)**	(52)	(18)	(57)
Foreign taxation								
Normal taxation	**(367)**	(617)	(337)	(1,628)	**(52)**	(90)	(45)	(226)
Over provision prior year	**-**	46	2	17	**-**	7	-	3
Deferred taxation								
Temporary differences	**(79)**	54	(92)	37	**(11)**	8	(13)	7
Unrealised non-hedge derivatives and other commodity contracts	**-**	-	-	(23)	**-**	-	-	(3)
	(446)	(517)	(428)	(1,597)	**(63)**	(75)	(58)	(219)
	(864)	(878)	(558)	(2,018)	**(123)**	(127)	(76)	(276)

Rounding of figures may result in computational discrepancies.

9. Headline earnings

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2011 Unaudited	Dec 2010 Unaudited	Mar 2010 Unaudited	Dec 2010 Audited	Mar 2011 Unaudited	Dec 2010 Unaudited	Mar 2010 Unaudited	Dec 2010 Audited
	SA Rand million				US Dollar million			
The profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:								
Profit attributable to equity shareholders	1,658	404	1,150	637	241	56	157	76
Net impairments of tangible assets (note 6)	7	399	81	634	1	59	11	91
Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 6)	11	81	11	191	2	11	2	25
Impairment of investment (note 6)	-	16	-	16	-	2	-	2
Profit on disposal of ISS International Limited (note 6)	(14)	-	-	-	(2)	-	-	-
Profit on disposal of investments (note 6)	-	(269)	-	(314)	-	(37)	-	(43)
Impairment of investment in associates and joint ventures	-	166	20	157	-	23	3	24
Reversal of impairment in associates	-	(94)	-	(126)	-	(13)	-	(19)
Special items of associates	-	-	-	(7)	-	-	-	(1)
Taxation on items above - current portion	-	-	-	4	-	-	-	-
Taxation on items above - deferred portion	(6)	(143)	(21)	(230)	(1)	(21)	(3)	(33)
	1,656	561	1,241	962	241	79	169	122
Headline earnings per ordinary share (cents) [1]	429	146	338	259	62	21	46	33
Diluted headline earnings per ordinary share (cents) [2]	428	145	337	258	62	20	46	33

[1] Calculated on the basic weighted average number of ordinary shares.
[2] Calculated on the diluted weighted average number of ordinary shares.

10. Number of shares

	Quarter ended			Year ended
	Mar 2011 Unaudited	Dec 2010 Unaudited	Mar 2010 Unaudited	Dec 2010 Audited
Authorised number of shares:				
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:				
Ordinary shares in issue	381,403,955	381,204,080	362,352,345	381,204,080
E ordinary shares in issue	2,774,290	2,806,126	3,709,362	2,806,126
Total ordinary shares:	384,178,245	384,010,206	366,061,707	384,010,206
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:				
Ordinary shares	381,272,542	381,103,478	362,295,477	367,664,700
E ordinary shares	2,782,784	2,818,699	3,734,382	3,182,662
Fully vested options	1,587,017	797,875	1,186,849	1,023,459
Weighted average number of shares	385,642,343	384,720,052	367,216,708	371,870,821
Dilutive potential of share options	834,453	1,493,052	733,901	1,569,606
Diluted number of ordinary shares	386,476,796	386,213,104	367,950,609	373,440,427

11. Share capital and premium

	As at			As at		
	Mar 2011 Unaudited	Dec 2010 Audited	Mar 2010 Unaudited	Mar 2011 Unaudited	Dec 2010 Audited	Mar 2010 Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of period	46,343	40,662	40,662	6,734	5,935	5,935
Ordinary shares issued	61	5,771	43	9	812	5
E ordinary shares cancelled	(3)	(90)	(10)	(1)	(13)	(1)
Sub-total	46,401	46,343	40,695	6,742	6,734	5,939
Redeemable preference shares held within the group	(313)	(313)	(313)	(53)	(53)	(53)
Ordinary shares held within the group	(136)	(139)	(205)	(21)	(22)	(31)
E ordinary shares held within the group	(210)	(213)	(293)	(31)	(32)	(44)
Balance at end of period	45,742	45,678	39,884	6,637	6,627	5,811

Rounding of figures may result in computational discrepancies.

12. Exchange rates

	Mar 2011 Unaudited	Dec 2010 Unaudited	Mar 2010 Unaudited
ZAR/USD average for the year to date	6.99	7.30	7.50
ZAR/USD average for the quarter	6.99	6.88	7.50
ZAR/USD closing	6.77	6.57	7.30
ZAR/AUD average for the year to date	7.03	6.71	6.78
ZAR/AUD average for the quarter	7.03	6.80	6.78
ZAR/AUD closing	6.99	6.70	6.68
BRL/USD average for the year to date	1.67	1.76	1.80
BRL/USD average for the quarter	1.67	1.70	1.80
BRL/USD closing	1.63	1.67	1.78
ARS/USD average for the year to date	4.01	3.91	3.83
ARS/USD average for the quarter	4.01	3.96	3.83
ARS/USD closing	4.05	3.97	3.87

13. Capital commitments

	Mar 2011 Unaudited	Dec 2010 Audited	Mar 2010 Unaudited	Mar 2011 Unaudited	Dec 2010 Audited	Mar 2010 Unaudited
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	1,852	1,156	1,179	274	176	162

[1] Includes capital commitments relating to equity accounted joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 31 March 2011 are detailed below:

Contingencies and guarantees	SA Rand million	US Dollar million
Contingent liabilities		
Groundwater pollution [1]	-	-
Deep groundwater pollution – South Africa [2]	-	-
Sales tax on gold deliveries – Brazil [3]	642	95
Other tax disputes – Brazil [4]	266	39
Indirect taxes – Ghana [5]	73	11
ODMWA litigation [6]	-	-
Contingent assets		
Royalty – Boddington Gold Mine [7]	-	-
Royalty – Tau Lekoa Gold Mine [8]	-	-
Financial Guarantees		
Oro Group (Pty) Limited [9]	100	15
	1,081	**160**

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:

(1) Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future

potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)   Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3)   Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Córrego do Sitío Mineração S.A. manages the operation and its attributable share of the first assessment is approximately $59m. In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the company's attributable share of the assessment is approximately $36m. The company believes both assessments are in violation of federal legislation on sales taxes.

(4)   Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $10m.

AngloGold Ashanti subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $29m.

(5)   Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $11m during September 2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6)   Occupational Diseases in Mines and Works Act (ODMWA) litigation – The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011.

Following the judgement, Mr Mankayi's executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made for this possible obligation.

(7)   Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R677m. Royalties of $6m, R49m were received during the quarter.

(8)   Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable.

The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties of $1m, R8m were received during the quarter.

(9)   Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $15m, R100m. The suretyship agreements have a termination notice period of 90 days.

15. **Concentration of risk**

There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government:

- Recoverable value added tax due from the Tanzanian government amounts to $47m at 31 March 2011 (31 December 2010: $49m). The last audited value added tax return was for the period ended 31 October 2010 and at the reporting date the audited amount was $47m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.

- Recoverable fuel duties from the Tanzanian government amounts to $67m at 31 March 2011 (31 December 2010: $62m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for the refund of fuel duties amounting to $52m have been lodged with the Customs and Excise authorities which are still outstanding, whilst claims for a refund of $15m have not yet been submitted. The amounts outstanding have been discounted to their present value at a rate of 7.82%.

16. **Subsequent events**

On 14 April 2011, AngloGold Ashanti Limited, the National Union of Mineworkers (NUM), Solidarity, The Union (UASA), Izingwe Holdings (Proprietary) Limited and the Bokamoso ESOP Board of Trustees announced the restructuring of the empowerment transactions concluded respectively between the company and the unions, and the company and Izingwe in 2006.

This restructuring was motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E shares (otherwise known to participants as loan shares), which operate essentially as share appreciation rights, vested and lapsed at no additional value to Bokamoso ESOP beneficiaries and Izingwe.

In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti shareholders, the scheme will be restructured as follows:

- all lapsed loan shares that vested without value will be reinstated;
- the strike (base) price will be fixed at R320 per share for the Bokamoso ESOP and R330 for Izingwe;
- the notional interest charge will fall away;
- as previously, 50% of any dividends declared will be used to reduce the strike price;
- as previously, the remaining 50% is paid directly to participants under the empowerment transaction; and
- the life span of the scheme will be extended by an additional one year, the last vesting being in 2014, instead of 2013. A minimum payout on vesting of the E shares has been set at R40 each and a maximum payout of R70 each per E Share for Izingwe and R90 each for members of the Bokamoso ESOP (i.e. employees), plus the impact of the 50% of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti and its shareholders

The total incremental accounting cost to AngloGold Ashanti of the proposed restructuring of the BEE Transaction which was subject to shareholders' approval, is around R121m (approximately $18m) over the total vesting period of the scheme, while the pro-forma impact on adjusted headline earnings and net asset value per share is 0.4% and 0.2% respectively.

17. **Borrowings**

AngloGold Ashanti's borrowings are interest bearing.

18. **Announcements**

Retirement of Deputy Chairman: Dr T J Motlatsi retired from the board of AngloGold Ashanti, effective from 17 February 2011.

Mankayi case – Constitutional Court ruling: On 3 March 2011, AngloGold Ashanti noted the decision of the Constitutional Court to grant Mr Mankayi leave to appeal against the decision of the Supreme Court of Appeal, which itself upheld the June 2008 Johannesburg High Court decision that employees who qualify for benefits in respect of the Occupational Diseases in Mines and Works Act (ODMWA) may not, in addition, lodge civil claims against their employers in respect of their relevant conditions.

The company is still studying the details of the judgment and its initial impression is that should the Executor of Mr Mankayi's estate wish to pursue his claim, he or she will now need to return to the High Court to continue with the litigation action. AngloGold Ashanti will defend the case on its merits. Should other individuals lodge similar claims, these too would ultimately be defended by the company and judged on their merits.

Sunrise Dam, Australia: On 15 March 2011, AngloGold Ashanti announced that its Sunrise Dam Gold Mine, situated 56km south of Laverton in Western Australia, had been impacted by unprecedented heavy rains over the prior month. While open pit mining had resumed, underground mining remained suspended for safety reasons, with the expectation that Sunrise Dam would achieve normal mining rates in the June Quarter. AngloGold Ashanti was therefore expecting that first quarter guidance of 1.04Moz would be negatively impacted by approximately 20,000oz with a consequential impact on total cash costs.

Proposed restructuring of the Black Economic Empowerment share ownership transaction: On 14 April 2011 AngloGold Ashanti announced that it was proposing to restructure its Black Economic Empowerment (BEE share ownership transaction first announced in 2006, to ensure the intended benefits will accrue to its recipients, namely its South African employees, through the Bokamoso ESOP trust and BEE Partner, Izingwe Holdings (Proprietary) Limited (Izingwe) (an investment company controlled by black investors) (proposed restructuring). See Note 16.

19. **Dividend**

Final Dividend No. 109 of 80 South African cents or 7.1181 UK pence or 17.38 cedis per ordinary share was paid to registered shareholders on 18 March 2011, while a dividend of 2.275 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 21 March 2011, holders of Ghanaian Depositary Shares (GhDSs) were paid 0.1738 cedis per GhDS. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend of 11.2599 US cents per American Depositary Share (ADS) was paid to holders of American Depositary Receipts (ADRs) on 28 March 2011. Each ADS represents one ordinary share.

Final Dividend No. E9 of 40 South African cents was paid to holders of E ordinary shares on 18 March 2011, being those employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.

By order of the Board

T T MBOWENI   **M CUTIFANI**
Chairman   Chief Executive Officer

9 May 2011

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A   Adjusted headline earnings

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2011	Dec 2010	Mar 2010	Dec 2010	Mar 2011	Dec 2010	Mar 2010	Dec 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Headline earnings (note 9)	1,656	561	1,241	962	241	79	169	122
Gain on unrealised non-hedge derivatives and other commodity contracts (note 4)	(11)	(6,787)	(583)	(15,891)	(2)	(985)	(82)	(2,273)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)	-	461	160	2,376	-	67	22	337
Fair value adjustment on option component of convertible bonds	(90)	280	(356)	(39)	(15)	41	(48)	1
Fair value adjustment on mandatory convertible bonds	(139)	222	-	382	(22)	33	-	55
Adjusted headline earnings (loss) [1]	1,415	(5,263)	463	(12,210)	203	(764)	61	(1,758)
Hedge buy-back and related costs net of taxation	-	7,289	-	17,862	-	1,058	-	2,545
Adjusted headline earnings excluding hedge buy-back costs [1]	1,415	2,026	463	5,652	203	294	61	787
Cents per share [2]								
Adjusted headline earnings (loss) [1]	367	(1,368)	126	(3,283)	53	(199)	17	(473)
Adjusted headline earnings excluding hedge buy-back costs [1]	367	527	126	1,520	53	76	17	212

[1] (Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Adjusted headline earnings is intended to illustrate earnings after adjusting for:
- The unrealised fair value change in contracts that were still open at reporting dates, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
- Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
- In the September 2010 quarter the hedge book was further reduced and contracts to the value of $1.6bn were accelerated and settled. The impact on earnings after taxation was $1.5bn in the September 2010 quarter. In the December 2010 quarter the hedge book was fully settled and hedge contracts to the value of $1.1bn were accelerated and settled. The impact on earnings after taxation was $1.1bn in the December 2010 quarter;
- The unrealised fair value change on the option component of the convertible bonds;
- The unrealised fair value change of the warrants on shares and the embedded derivative.

During 2010 the Group completed the elimination of its hedge book which has resulted in full exposure to prevailing spot gold prices.

[2] Calculated on the basic weighted average number of ordinary shares.

B   Adjusted gross profit (loss)

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2011	Dec 2010	Mar 2010	Dec 2010	Mar 2011	Dec 2010	Mar 2010	Dec 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Reconciliation of gross profit to adjusted gross profit (loss): [1]								
Gross profit	3,476	3,069	2,221	7,864	498	445	301	1,082
Gain on unrealised non-hedge derivatives and other commodity contracts (note 4)	(11)	(6,787)	(583)	(15,891)	(2)	(985)	(82)	(2,273)
Adjusted gross profit (loss) [1]	3,464	(3,718)	1,638	(8,027)	497	(540)	218	(1,191)
Hedge buy-back costs (note 4)	-	7,316	-	18,954	-	1,061	-	2,698
Adjusted gross profit excluding hedge buy-back costs [1]	3,464	3,598	1,638	10,927	497	522	218	1,507

[1] Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.

C   Price received

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2011	Dec 2010	Mar 2010	Dec 2010	Mar 2011	Dec 2010	Mar 2010	Dec 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric				US Dollar million / Imperial			
Gold income (note 2)	9,934	10,614	8,222	38,833	1,422	1,543	1,095	5,334
Adjusted for non-controlling interests	(275)	(320)	(284)	(1,173)	(39)	(47)	(38)	(161)
	9,659	10,294	7,938	37,660	1,383	1,496	1,057	5,173
Loss on realised non-hedge derivatives (note 4)	-	-	(524)	(2,073)	-	-	(69)	(277)
Hedge buy-back costs (note 4)	-	(7,316)	-	(18,954)	-	(1,061)	-	(2,698)
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives	574	600	667	2,420	82	87	89	330
Attributable gold income including realised non-hedge derivatives	10,233	3,578	8,081	19,053	1,465	522	1,077	2,528
Attributable gold sold - kg / - oz (000)	32,771	35,900	32,999	140,240	1,054	1,154	1,061	4,509
Revenue price per unit - R/kg / - $/oz	312,261	99,671	244,873	135,862	1,391	452	1,015	561
Attributable gold income including realised non-hedge derivatives as above	10,233	3,578	8,081	19,053	1,465	522	1,077	2,528
Hedge buy-back costs (note 4)	-	7,316	-	18,954	-	1,061	-	2,698
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs	10,233	10,894	8,081	38,007	1,465	1,584	1,077	5,226
Attributable gold sold - kg / - oz (000)	32,771	35,900	32,999	140,240	1,054	1,154	1,061	4,509
Revenue price per unit normalised for hedge buy-back costs - R/kg / - $/oz	312,261	303,454	244,873	271,018	1,391	1,372	1,015	1,159

Rounding of figures may result in computational discrepancies.

	Quarter ended Mar 2011	Dec 2010	Mar 2010	Year ended Dec 2010	Quarter ended Mar 2011	Dec 2010	Mar 2010	Year ended Dec 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric				US Dollar million / Imperial			
D Total costs								
Total cash costs (note 3)	5,077	5,166	4,832	20,238	726	751	644	2,778
Adjusted for non-controlling interests and non-gold producing companies	(299)	(226)	(155)	(642)	(43)	(33)	(21)	(90)
Associates' and equity accounted joint ventures' share of total cash costs	349	361	340	1,407	50	53	46	193
Total cash costs adjusted for non-controlling interests and non-gold producing companies	5,127	5,301	5,017	21,003	733	771	669	2,881
Retrenchment costs (note 3)	28	64	52	166	4	9	7	23
Rehabilitation and other non-cash costs (note 3)	68	529	86	756	10	78	12	109
Amortisation of tangible assets (note 3)	1,294	1,341	1,267	5,022	185	195	169	690
Amortisation of intangible assets (note 3)	4	7	4	18	1	1	-	2
Adjusted for non-controlling interests and non-gold producing companies	(55)	(104)	(51)	(266)	(8)	(15)	(7)	(37)
Associates and equity accounted joint ventures' share of production costs	15	55	17	105	2	8	2	15
Total production costs adjusted for non-controlling interests and non-gold producing companies	6,481	7,193	6,392	26,804	927	1,047	852	3,683
Gold produced - kg / - oz (000)	32,303	35,703	33,574	140,418	1,039	1,148	1,079	4,515
Total cash cost per unit - R/kg / -$/oz	158,707	148,474	149,431	149,577	706	672	619	638
Total production cost per unit - R/kg / -$/oz	200,632	201,465	190,374	190,889	893	912	789	816
E EBITDA								
Operating profit	2,537	1,978	1,413	3,786	363	285	193	518
Amortisation of tangible assets (note 3)	1,294	1,341	1,267	5,022	185	195	169	690
Amortisation of intangible assets (note 3)	4	7	4	18	1	1	-	2
Net impairments of tangible assets (note 6)	7	399	81	634	1	59	11	91
Gain on unrealised non-hedge derivatives and other commodity contracts (note 4)	(11)	(6,787)	(583)	(15,891)	(2)	(985)	(82)	(2,273)
Hedge buy-back costs (note 4)	-	7,316	-	18,954	-	1,061	-	2,698
Mandatory convertible bond issue discount, underwriting and professional fees (note 6)	-	(5)	-	396	-	(1)	-	56
Exchange effects of equity raising	-	-	-	21	-	-	-	3
Share of associates' EBITDA	181	182	318	936	26	27	41	128
Impairment of investment (note 6)	-	16	-	16	-	2	-	2
Loss on disposal and abandonment of assets (note 6)	11	81	11	191	2	11	2	25
Profit on disposal of ISS International Limited (note 6)	(14)	-	-	-	(2)	-	-	-
Profit on disposal of investments (note 6)	-	(269)	-	(314)	-	(37)	-	(43)
	4,009	4,260	2,511	13,769	574	619	334	1,897
F Interest cover								
EBITDA (note E)	4,009	4,260	2,511	13,769	574	619	334	1,897
Finance costs (note 7)	248	259	142	834	36	38	19	115
Capitalised finance costs	-	-	-	-	-	-	-	-
	248	259	142	834	36	38	19	115
Interest cover - times	16	16	18	17	16	16	18	16
G Operating cash flow								
Net cash inflow (outflow) from operating activities	3,607	(2,236)	1,326	(5,730)	513	(382)	179	(942)
Stay-in-business capital expenditure	(1,114)	(1,892)	(880)	(5,279)	(159)	(268)	(117)	(723)
	2,493	(4,128)	446	(11,009)	354	(650)	62	(1,665)

	As at Mar 2011	As at Dec 2010	As at Mar 2010	As at Mar 2011	As at Dec 2010	As at Mar 2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million			US Dollar million		
H Net asset value - cents per share						
Total equity	28,975	27,023	23,375	4,283	4,113	3,204
Mandatory convertible bonds	5,742	5,739	-	849	874	-
	34,717	32,762	23,375	5,132	4,987	3,204
Number of ordinary shares in issue - million (note 10)	384	384	366	384	384	366
Net asset value - cents per share	9,037	8,532	6,386	1,336	1,299	875
Total equity	28,975	27,023	23,375	4,283	4,113	3,204
Mandatory convertible bonds	5,742	5,739	-	849	874	-
Intangible assets	(1,325)	(1,277)	(1,309)	(196)	(194)	(180)
	33,392	31,485	22,066	4,936	4,793	3,024
Number of ordinary shares in issue - million (note 10)	384	384	366	384	384	366
Net tangible asset value - cents per share	8,692	8,199	6,028	1,285	1,248	826
I Net debt						
Borrowings - long-term portion	11,259	11,148	4,809	1,664	1,697	659
Borrowings - short-term portion	301	876	7,095	44	133	973
Total borrowings [1]	11,560	12,024	11,904	1,708	1,830	1,632
Corporate office lease	(259)	(259)	(258)	(38)	(39)	(35)
Unamortised portion on the convertible and rated bonds	593	757	905	88	115	124
Cash restricted for use	(254)	(283)	(482)	(37)	(43)	(66)
Cash and cash equivalents	(4,187)	(3,776)	(5,346)	(619)	(575)	(733)
Net debt excluding mandatory convertible bonds	7,453	8,463	6,722	1,102	1,288	922

(1) Borrowings exclude the mandatory convertible bonds of $849m, R5,742m.

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED MARCH 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	2,698	-	-	-	2,698
Mined	- 000 tons	1,718	491	226	514	2,949
Milled / Treated	- 000 tons	1,533	544	265	539	2,880
Yield	- oz/t	0.230	0.127	0.154	0.193	0.197
Gold produced	- oz (000)	353	69	41	104	567
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,960	-	-	-	2,960
Yield	- oz/t	0.016	-	-	-	0.017
Gold produced	- oz (000)	48	1	-	-	49
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	15,064	1,446	-	16,510
Mined	- 000 tons	-	31,443	3,390	7,233	42,066
Treated	- 000 tons	-	6,067	646	244	6,957
Stripping ratio	- ratio	-	3.43	6.13	24.42	4.35
Yield	- oz/t	-	0.047	0.048	0.157	0.051
Gold produced	- oz (000)	-	285	31	38	355
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,640	-	17,280	18,921
Placed	- 000 tons	-	304	-	5,748	6,052
Stripping ratio	- ratio	-	6.14	-	2.08	2.24
Yield	- oz/t	-	0.029	-	0.011	0.012
Gold placed	- oz (000)	-	9	-	64	73
Gold produced	- oz (000)	-	7	-	61	68
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.80	10.92	40.58	20.06	9.10
TOTAL						
Subsidiaries' gold produced	- oz (000)	401	303	72	203	979
Joint ventures' gold produced	- oz (000)	-	60	-	-	60
Attributable gold produced	- oz (000)	401	363	72	203	1,039
Minority gold produced	- oz (000)	-	11	-	20	32
Subsidiaries' gold sold	- oz (000)	401	322	70	203	995
Joint ventures' gold sold	- oz (000)	-	59	-	-	59
Attributable gold sold	- oz (000)	401	381	70	203	1,054
Minority gold sold	- oz (000)	-	12	-	19	31
Spot price	- $/oz	1,387	1,387	1,387	1,387	1,387
Price received	- $/oz sold	1,397	1,388	1,387	1,386	1,391
Total cash costs	- $/oz produced	637	819	1,153	480	706
Total production costs	- $/oz produced	871	965	1,304	651	893

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED MARCH 2011 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	560	545	97	303	-	1,505	(82)	1,422
Cash costs	(282)	(307)	(83)	(150)	(5)	(827)	50	(777)
By-products revenue	27	2	-	22	-	51	-	51
Total cash costs	(255)	(305)	(83)	(128)	(5)	(776)	50	(726)
Retrenchment costs	(3)	-	-	(1)	-	(4)	-	(4)
Rehabilitation and other non-cash costs	(2)	(8)	-	(1)	-	(10)	-	(10)
Amortisation of assets	(89)	(46)	(11)	(39)	(2)	(188)	2	(186)
Total production costs	(349)	(359)	(94)	(169)	(7)	(977)	52	(925)
Inventory change	-	(24)	3	21	-	-	(1)	(1)
Cost of sales	(349)	(383)	(91)	(147)	(7)	(977)	52	(926)
Adjusted gross profit (loss)	**210**	**163**	**5**	**156**	**(7)**	**527**	**(31)**	**497**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	2	-	2	-	2
Gross profit (loss)	**210**	**163**	**5**	**158**	**(7)**	**529**	**(31)**	**498**
Corporate and other costs	(2)	(3)	(2)	(14)	(58)	(79)	-	(79)
Exploration	-	(20)	(11)	(19)	(8)	(58)	1	(57)
Intercompany transactions	-	(12)	-	-	12	-	-	-
Special items	(1)	(6)	7	-	1	1	-	1
Operating profit (loss)	**207**	**121**	**-**	**124**	**(59)**	**393**	**(30)**	**363**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(2)	1	-	(2)	(4)	-	(4)
Exchange gain (loss)	-	(3)	-	1	-	(2)	2	-
Share of equity accounted investments profit	-	-	-	(4)	(2)	(6)	18	12
Profit (loss) before taxation	206	116	1	121	(63)	381	(10)	371
Taxation	(55)	(42)	(2)	(29)	(6)	(133)	10	(123)
Profit (loss) for the period	**151**	**74**	**(1)**	**92**	**(68)**	**248**	**-**	**248**
Equity shareholders	151	69	(1)	87	(64)	241	-	241
Non-controlling interests	-	5	-	5	(4)	6	-	7
Operating profit (loss)	207	121	-	124	(59)	393	(30)	363
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(2)	-	(2)	-	(2)
Intercompany transactions	-	12	-	-	(12)	-	-	-
Special items	1	1	-	-	(2)	1	-	1
Share of associates' EBIT	-	-	-	(4)	(2)	(6)	30	24
EBIT	**209**	**134**	**-**	**119**	**(75)**	**386**	**-**	**386**
Amortisation of assets	89	46	11	39	2	188	(2)	186
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**298**	**180**	**11**	**158**	**(73)**	**574**	**-**	**574**
Profit (loss) attributable to equity shareholders	151	69	(1)	87	(64)	241	-	241
Special items	1	1	-	-	(2)	1	-	1
Share of associates' special items	-	-	-	-	-	-	-	-
Taxation on items above	(1)	-	-	-	-	(1)	-	(1)
Headline earnings (loss)	**152**	**70**	**(1)**	**87**	**(66)**	**241**	**-**	**241**
Unrealised non-hedge derivatives and other commodity contracts	-	-	-	(2)	-	(2)	-	(2)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(15)	(15)	-	(15)
Fair value adjustment on mandatory convertible bonds	-	-	-	-	(22)	(22)	-	(22)
Adjusted headline earnings (loss)	**152**	**70**	**(1)**	**85**	**(103)**	**203**	**-**	**203**
Ore reserve development capital	65	12	4	15	-	95	-	95
Stay-in-business capital	14	32	2	15	2	65	(1)	64
Project capital	17	18	5	49	-	89	(14)	75
Total capital expenditure	**95**	**62**	**11**	**79**	**2**	**249**	**(15)**	**234**

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED DECEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,147	-	-	-	3,147
Mined	- 000 tons	1,573	465	288	514	2,839
Milled / Treated	- 000 tons	1,845	463	174	539	3,020
Yield	- oz/t	0.230	0.141	0.159	0.188	0.205
Gold produced	- oz (000)	424	65	28	101	618
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,986	54	-	-	3,040
Yield	- oz/t	0.017	0.018	-	1.000	0.017
Gold produced	- oz (000)	52	1	-	-	53
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	17,919	1,771	-	19,689
Mined	- 000 tons	-	34,046	4,183	8,500	46,729
Treated	- 000 tons	-	6,550	820	286	7,656
Stripping ratio	- ratio	-	4.07	5.12	25.80	5.05
Yield	- oz/t	-	0.046	0.091	0.164	0.055
Gold produced	- oz (000)	-	299	74	47	420
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,525	-	17,759	19,284
Placed	- 000 tons	-	340	-	5,608	5,948
Stripping ratio	- ratio	-	5.55	-	2.19	2.33
Yield	- oz/t	-	0.028	-	0.012	0.013
Gold placed	- oz (000)	-	10	-	65	75
Gold produced	- oz (000)	-	9	-	48	57
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	6.07	11.10	67.29	19.88	9.30
TOTAL						
Subsidiaries' gold produced	- oz (000)	476	313	102	196	1,087
Joint ventures' gold produced	- oz (000)	-	61	-	-	61
Attributable gold produced	- oz (000)	476	374	102	196	1,148
Minority gold produced	- oz (000)	-	12	-	23	36
Subsidiaries' gold sold	- oz (000)	476	312	105	198	1,090
Joint ventures' gold sold	- oz (000)	-	64	-	-	64
Attributable gold sold	- oz (000)	476	376	105	198	1,154
Minority gold sold	- oz (000)	-	12	-	24	37
Spot price	- $/oz	1,370	1,370	1,370	1,370	1,370
Price received	- $/oz sold	368	582	273	504	452
Price received excluding hedge buy-back costs	- $/oz sold	1,373	1,370	1,368	1,374	1,372
Total cash costs	- $/oz produced	616	790	894	465	672
Total production costs	- $/oz produced	870	997	992	798	912

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED DECEMBER 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	654	532	143	301	-	1,630	(87)	1,543
Cash costs	(318)	(305)	(91)	(142)	5	(851)	53	(798)
By-products revenue	25	1	-	21	-	47	-	47
Total cash costs	(293)	(304)	(91)	(121)	5	(804)	53	(751)
Retrenchment costs	(7)	(1)		(1)	-	(9)	-	(9)
Rehabilitation and other non-cash costs	(22)	(30)	1	(32)	-	(83)	5	(78)
Amortisation of assets	(92)	(47)	(11)	(46)	(3)	(199)	3	(196)
Total production costs	(414)	(381)	(101)	(200)	2	(1,095)	61	(1,034)
Inventory change	-	(10)	(2)	24	-	13	1	13
Cost of sales	(414)	(391)	(103)	(176)	2	(1,082)	61	(1,021)
Adjusted gross profit (loss) excluding hedge buy-back costs	**239**	**141**	**41**	**125**	**2**	**548**	**(26)**	**522**
Hedge buy-back costs	(478)	(296)	(115)	(172)	-	(1,061)	-	(1,061)
Adjusted gross profit (loss)	**(239)**	**(155)**	**(75)**	**(47)**	**2**	**(513)**	**(26)**	**(540)**
Unrealised non-hedge derivatives and other commodity contracts	189	795	-	1	-	985	-	985
Gross profit (loss)	**(50)**	**640**	**(75)**	**(46)**	**2**	**471**	**(26)**	**445**
Corporate and other costs	(3)	(6)	(1)	(18)	(51)	(79)	-	(80)
Exploration	(1)	(13)	(13)	(11)	(12)	(50)	1	(49)
Intercompany transactions	-	(12)	-	(1)	13	-	-	-
Special items	(60)	(7)	3	35	(2)	(31)	-	(31)
Operating profit (loss)	**(114)**	**602**	**(86)**	**(40)**	**(51)**	**311**	**(26)**	**285**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(3)	(1)	2	(106)	(109)	-	(109)
Exchange gain (loss)	-	4	-	11	(1)	14	(1)	14
Share of equity accounted investments profit	-	-	-	(1)	(11)	(12)	21	9
Profit (loss) before taxation	(115)	604	(86)	(29)	(169)	204	(5)	199
Taxation	(51)	(40)	(12)	(28)	(1)	(132)	5	(127)
Profit (loss) for the period	**(166)**	**564**	**(98)**	**(57)**	**(170)**	**72**	**-**	**72**
Equity shareholders	(166)	559	(98)	(68)	(171)	56	-	56
Non-controlling interests	-	4	-	11	1	16	-	16
Operating profit (loss)	(114)	602	(86)	(40)	(51)	311	(26)	285
Unrealised non-hedge derivatives and other commodity contracts	(189)	(795)	-	(1)	-	(985)	-	(985)
Hedge buy-back and related costs	478	296	115	172	-	1,061	-	1,061
Intercompany transactions	-	12	-	1	(13)	-	-	-
Special items	68	2	-	(36)	1	34	-	34
Share of associates' EBIT	-	-	-	(1)	(1)	(2)	26	24
EBIT	**243**	**117**	**29**	**95**	**(63)**	**420**	**-**	**420**
Amortisation of assets	92	47	11	46	3	199	(3)	196
Share of associates' amortisation	-	-	-	-	-	-	3	3
EBITDA	**335**	**163**	**40**	**141**	**(60)**	**619**	**-**	**619**
Profit (loss) attributable to equity shareholders	(166)	559	(98)	(68)	(171)	56	-	56
Special items	68	2	-	(36)	1	34	-	34
Share of associates' special items	-	-	-	-	10	10	-	10
Taxation on items above	(20)	(1)	-	-	-	(21)	-	(21)
Headline earnings (loss)	**(119)**	**560**	**(98)**	**(104)**	**(160)**	**79**	**-**	**79**
Unrealised non-hedge derivatives and other commodity contracts	(189)	(795)	-	(1)	-	(985)	-	(985)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	67	-	-	-	-	67	-	67
Fair value adjustment on option component of convertible bonds	-	-	-	-	41	41	-	41
Fair value loss on mandatory convertible	-	-	-	-	33	33	-	33
Hedge buy-back and related costs net of taxation	475	296	115	172	-	1,058	-	1,058
Adjusted headline earnings (loss) excluding hedge buy-back costs	**234**	**61**	**17**	**68**	**(86)**	**294**	**-**	**294**
Ore reserve development capital	66	9	3	16	-	93	-	93
Stay-in-business capital	55	73	4	41	3	177	(2)	175
Project capital	23	14	3	54	-	95	(12)	82
Total capital expenditure	**144**	**97**	**10**	**111**	**3**	**365**	**(15)**	**350**

(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED MARCH 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,444	-	-	-	3,444
Mined	- 000 tons	2,074	589	165	439	3,268
Milled / Treated	- 000 tons	1,877	561	144	505	3,087
Yield	- oz/t	0.187	0.162	0.157	0.191	0.181
Gold produced	- oz (000)	350	91	23	96	560
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,678	289	-	-	2,967
Yield	- oz/t	0.013	0.024	-	-	0.014
Gold produced	- oz (000)	34	7	-	-	41
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	16,243	1,809	-	18,052
Mined	- 000 tons	-	32,530	4,287	7,122	43,939
Treated	- 000 tons	-	5,400	844	280	6,525
Stripping ratio	- ratio	-	4.07	5.04	24.60	4.93
Yield	- oz/t	-	0.046	0.108	0.178	0.060
Gold produced	- oz (000)	-	250	92	50	391
HEAP LEACH OPERATION						
Mined	- 000 tons	-	776	-	17,484	18,260
Placed	- 000 tons	-	335	-	5,680	6,015
Stripping ratio	- ratio	-	4.29	-	2.02	2.08
Yield	- oz/t	-	0.054	-	0.014	0.016
Gold placed	- oz (000)	-	18	-	80	99
Gold produced	- oz (000)	-	27	-	61	87
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	4.67	11.43	78.77	23.15	8.61
TOTAL						
Subsidiaries' gold produced	- oz (000)	384	292	114	207	997
Joint ventures' gold produced	- oz (000)	-	82	-	-	82
Attributable gold produced	- oz (000)	384	374	114	207	1,079
Minority gold produced	- oz (000)	-	13	-	24	37
Subsidiaries' gold sold	- oz (000)	366	296	113	205	981
Joint ventures' gold sold	- oz (000)	-	80	-	-	80
Attributable gold sold	- oz (000)	366	376	113	205	1,061
Minority gold sold	- oz (000)	-	13	-	24	37
Spot price	- $/oz	1,110	1,110	1,110	1,110	1,110
Price received	- $/oz sold	1,011	1,027	1,001	1,008	1,015
Total cash costs	- $/oz produced	626	630	931	416	619
Total production costs	- $/oz produced	867	767	1,014	555	789

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED MARCH 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	370	401	113	231	-	1,115	(89)	1,026
Cash costs	(249)	(244)	(107)	(120)	8	(712)	46	(666)
By-products revenue	9	1	-	13	(1)	23	-	22
Total cash costs	(241)	(243)	(106)	(107)	7	(689)	46	(644)
Retrenchment costs	(6)	-	-	(1)	-	(7)	-	(7)
Rehabilitation and other non-cash costs	(1)	(10)	-	-	-	(12)	-	(12)
Amortisation of assets	(85)	(42)	(9)	(33)	(2)	(172)	2	(169)
Total production costs	(333)	(295)	(116)	(141)	5	(880)	48	(832)
Inventory change	14	(1)	(1)	13	-	25	(1)	24
Cost of sales	(319)	(297)	(116)	(128)	5	(854)	47	(807)
Adjusted gross profit (loss)	**51**	**104**	**(3)**	**103**	**5**	**260**	**(42)**	**218**
Unrealised non-hedge derivatives and other commodity contracts	57	6	-	19	-	82	-	82
Gross profit (loss)	108	110	(3)	122	5	343	(42)	301
Corporate and other costs	(2)	(5)	-	(8)	(31)	(48)	-	(48)
Exploration	-	(12)	(8)	(15)	(3)	(38)	1	(37)
Intercompany transactions	-	(5)	(1)	-	6	-	-	-
Special items	(9)	(17)	-	1	2	(23)	-	(23)
Operating profit (loss)	**97**	**71**	**(11)**	**99**	**(22)**	**234**	**(41)**	**193**
Net finance (costs) income, unwinding of obligations and fair value adjustments	-	(3)	-	-	27	24	-	24
Exchange gain (loss)	-	1	-	-	4	6	(1)	4
Share of equity accounted investments profit	-	-	-	-	(4)	(4)	25	22
Profit (loss) before taxation	97	70	(12)	100	5	260	(16)	244
Taxation	(18)	(35)	-	(38)	-	(92)	16	(76)
Profit (loss) for the period	**78**	**34**	**(12)**	**62**	**6**	**168**	**-**	**168**
Equity shareholders	78	31	(12)	55	4	157	-	157
Non-controlling interests	-	3	-	7	1	12	-	11
Operating profit (loss)	97	71	(11)	99	(22)	234	(41)	193
Unrealised non-hedge derivatives and other commodity contracts	(57)	(6)	-	(19)	-	(82)	-	(82)
Intercompany transactions	-	5	1	-	(6)	-	-	-
Special items	4	10	-	-	(1)	12	-	12
Share of associates' EBIT	-	-	-	-	(1)	(1)	41	40
EBIT	**44**	**80**	**(11)**	**80**	**(30)**	**163**	**-**	**163**
Amortisation of assets	85	42	9	33	2	172	(2)	169
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**129**	**122**	**(1)**	**113**	**(29)**	**334**	**-**	**334**
Profit (loss) attributable to equity shareholders	78	31	(12)	55	4	157	-	157
Special items	4	10	-	-	(1)	12	-	12
Share of associates' special items	-	-	-	-	3	3	-	3
Taxation on items above	(1)	(2)	-	-	-	(3)	-	(3)
Headline earnings (loss)	**82**	**39**	**(12)**	**55**	**5**	**169**	**-**	**169**
Unrealised non-hedge derivatives and other commodity contracts	(57)	(6)	-	(19)	-	(82)	-	(82)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	22	-	-	-	-	22	-	22
Fair value adjustment on option component of convertible bonds	-	-	-	-	(48)	(48)	-	(48)
Adjusted headline earnings (loss)	**47**	**32**	**(12)**	**35**	**(42)**	**61**	**-**	**61**
Ore reserve development capital	54	7	4	12	-	77	-	77
Stay-in-business capital	16	9	2	13	2	41	(1)	40
Project capital	11	11	3	27	-	53	(1)	52
Total capital expenditure	**81**	**27**	**9**	**52**	**2**	**171**	**(2)**	**169**

(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS YEAR ENDED DECEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	13,182	-	-	-	13,182
Mined	- 000 tons	7,723	2,015	756	2,021	12,516
Milled / Treated	- 000 tons	7,564	1,987	571	2,105	12,227
Yield	- oz/t	0.212	0.150	0.131	0.187	0.194
Gold produced	- oz (000)	1,607	299	75	394	2,374
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	11,297	917	-	-	12,214
Yield	- oz/t	0.016	0.019	-	1.000	0.016
Gold produced	- oz (000)	179	18	-	-	196
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	64,978	6,780	-	71,758
Mined	- 000 tons	-	127,402	15,949	32,305	175,656
Treated	- 000 tons	-	24,129	3,416	1,146	28,691
Stripping ratio	- ratio	-	4.04	4.94	25.51	5.02
Yield	- oz/t	-	0.046	0.094	0.170	0.057
Gold produced	- oz (000)	-	1,115	321	195	1,631
HEAP LEACH OPERATION						
Mined	- 000 tons	-	5,467	-	68,601	74,068
Placed	- 000 tons	-	1,293	-	22,917	24,210
Stripping ratio	- ratio	-	6.50	-	2.03	2.17
Yield	- oz/t	-	0.036	-	0.013	0.015
Gold placed	- oz (000)	-	46	-	306	352
Gold produced	- oz (000)	-	60	-	253	314
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.63	11.24	66.77	22.44	9.15
TOTAL						
Subsidiaries' gold produced	- oz (000)	1,785	1,219	396	842	4,242
Joint ventures' gold produced	- oz (000)	-	273	-	-	273
Attributable gold produced	- oz (000)	1,785	1,492	396	842	4,515
Minority gold produced	- oz (000)	-	48	-	93	141
Subsidiaries' gold sold	- oz (000)	1,791	1,206	396	844	4,237
Joint ventures' gold sold	- oz (000)	-	272	-	-	272
Attributable gold sold	- oz (000)	1,791	1,478	396	844	4,509
Minority gold sold	- oz (000)	-	48	-	95	143
Spot price	- $/oz	1,227	1,227	1,227	1,227	1,227
Price received	- $/oz sold	488	663	519	555	561
Price received excluding hedge buy-back costs	- $/oz sold	1,162	1,165	1,148	1,148	1,159
Total cash costs	- $/oz produced	598	712	982	432	638
Total production costs	- $/oz produced	809	867	1,065	615	816

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR ENDED DECEMBER 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	2,082	1,780	454	1,071	-	5,388	(330)	5,056
Cash costs	(1,118)	(1,097)	(389)	(527)	31	(3,100)	194	(2,906)
By-products revenue	50	4	1	73	2	130	(1)	129
Total cash costs	(1,068)	(1,093)	(389)	(454)	33	(2,970)	193	(2,778)
Retrenchment costs	(19)	(1)	-	(3)	-	(23)	1	(23)
Rehabilitation and other non-cash costs	(26)	(56)	1	(33)	-	(114)	5	(109)
Amortisation of assets	(331)	(176)	(34)	(150)	(10)	(701)	9	(692)
Total production costs	(1,444)	(1,326)	(422)	(640)	23	(3,809)	208	(3,602)
Inventory change	(4)	1	-	56	-	53	(2)	52
Cost of sales	(1,448)	(1,325)	(422)	(584)	23	(3,756)	206	(3,550)
Adjusted gross profit (loss) excluding hedge buy-back costs	**634**	**455**	**33**	**487**	**23**	**1,632**	**(125)**	**1,507**
Hedge buy-back costs	(1,207)	(742)	(249)	(500)	-	(2,698)	-	(2,698)
Adjusted gross profit (loss)	**(574)**	**(287)**	**(216)**	**(13)**	**23**	**(1,066)**	**(125)**	**(1,191)**
Unrealised non-hedge derivatives and other commodity contracts	1,003	890	10	370	-	2,273	-	2,273
Gross profit (loss)	**429**	**604**	**(206)**	**357**	**23**	**1,207**	**(125)**	**1,082**
Corporate and other costs	(10)	(11)	(2)	(38)	(178)	(240)	-	(240)
Exploration	(2)	(47)	(45)	(72)	(35)	(201)	2	(198)
Intercompany transactions	-	(37)	(1)	(2)	40	-	-	-
Special items	(84)	(31)	10	35	(55)	(125)	(1)	(126)
Operating profit (loss)	**334**	**477**	**(244)**	**280**	**(205)**	**642**	**(124)**	**518**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(8)	(1)	3	(172)	(178)	-	(178)
Exchange (loss) gain	-	(6)	-	3	7	3	-	3
Share of equity accounted investments profit	-	-	-	(1)	(8)	(10)	73	63
Profit (loss) before taxation	332	462	(245)	285	(378)	456	(51)	405
Taxation	(46)	(152)	(8)	(111)	(11)	(327)	51	(276)
Profit (loss) for the period	**286**	**311**	**(253)**	**174**	**(389)**	**129**	**-**	**129**
Equity shareholders	286	297	(253)	143	(396)	76	-	76
Non-controlling interests	-	14	-	31	8	53	-	53
Operating profit (loss)	334	477	(244)	280	(205)	642	(124)	518
Unrealised non-hedge derivatives and other commodity contracts	(1,003)	(890)	(10)	(370)	-	(2,273)	-	(2,273)
Hedge buy-back and related costs	1,207	742	249	500	59	2,757	-	2,757
Intercompany transactions	-	37	1	2	(40)	-	-	-
Special items	100	12	(6)	(35)	3	74	1	75
Share of associates' EBIT	-	-	-	(1)	(4)	(5)	123	118
EBIT	**638**	**378**	**(10)**	**376**	**(187)**	**1,196**	**-**	**1,196**
Amortisation of assets	331	176	34	150	10	701	(9)	692
Share of associates' amortisation	-	-	-	-	-	-	9	9
EBITDA	**969**	**555**	**24**	**526**	**(177)**	**1,897**	**-**	**1,897**
Profit (loss) attributable to equity shareholders	286	297	(253)	143	(396)	76	-	76
Special items	100	12	(6)	(35)	3	74	1	75
Share of associates' special items	-	-	-	-	5	5	(1)	4
Taxation on items above	(28)	(4)	-	(1)	-	(33)	-	(33)
Headline earnings (loss)	**358**	**305**	**(259)**	**107**	**(389)**	**122**	**-**	**122**
Unrealised non-hedge derivatives and other commodity contracts	(1,003)	(890)	(10)	(370)	-	(2,273)	-	(2,273)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	334	-	3	-	-	337	-	337
Fair value adjustment on option component of convertible bonds	-	-	-	-	1	1	-	1
Fair value loss on mandatory convertible	-	-	-	-	55	55	-	55
Hedge buy-back and related costs net of taxation	998	739	249	500	59	2,545	-	2,545
Adjusted headline earnings (loss) excluding hedge buy-back costs	**686**	**154**	**(17)**	**237**	**(273)**	**787**	**-**	**787**
Ore reserve development capital	247	36	16	54	-	352	-	352
Stay-in-business capital	121	135	13	100	6	376	(5)	371
Project capital	56	63	11	157	-	287	(37)	250
Total capital expenditure	**424**	**234**	**40**	**311**	**6**	**1,015**	**(42)**	**973**

(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED MARCH 2011		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	251	-	-	-	251
Mined	- 000 tonnes	1,558	445	205	467	2,676
Milled / Treated	- 000 tonnes	1,390	493	240	489	2,613
Yield	- g/t	7.89	4.37	5.29	6.60	6.75
Gold produced	- kg	10,974	2,154	1,271	3,229	17,628
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,685	-	-	-	2,685
Yield	- g/t	0.56	-	-	-	0.57
Gold produced	- kg	1,493	35	-	-	1,527
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	11,517	1,105	-	12,622
Mined	- 000 tonnes	-	28,525	3,075	6,561	38,161
Treated	- 000 tonnes	-	5,504	586	221	6,311
Stripping ratio	- ratio	-	3.43	6.13	24.42	4.35
Yield	- g/t	-	1.61	1.66	5.37	1.75
Gold produced	- kg	-	8,867	973	1,189	11,029
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,488	-	15,676	17,164
Placed	- 000 tonnes	-	276	-	5,215	5,491
Stripping ratio	- ratio	-	6.14	-	2.08	2.24
Yield	- g/t	-	0.99	-	0.38	0.41
Gold placed	- kg	-	272	-	2,002	2,274
Gold produced	- kg	-	232	-	1,888	2,119
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	180	340	1,262	624	283
TOTAL						
Subsidiaries' gold produced	- kg	12,466	9,429	2,244	6,306	30,445
Joint ventures' gold produced	- kg	-	1,858	-	-	1,858
Attributable gold produced	- kg	12,466	11,287	2,244	6,306	32,303
Minority gold produced	- kg	-	356	-	634	989
Subsidiaries' gold sold	- kg	12,465	10,001	2,168	6,299	30,933
Joint ventures' gold sold	- kg	-	1,838	-	-	1,838
Attributable gold sold	- kg	12,465	11,839	2,168	6,299	32,771
Minority gold sold	- kg	-	381	-	576	956
Spot price	- R/kg	311,511	311,511	311,511	311,511	311,511
Price received	- R/kg sold	313,682	311,339	310,879	311,657	312,261
Total cash costs	- R/kg produced	143,256	184,129	258,724	107,929	158,707
Total production costs	- R/kg produced	195,878	217,000	292,533	146,254	200,632

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED MARCH 2011 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income	3,910	3,805	674	2,119	-	10,508	(574)	9,934
Cash costs	(1,971)	(2,145)	(582)	(1,049)	(36)	(5,783)	349	(5,433)
By-products revenue	185	12	2	155	3	357	(1)	356
Total cash costs	(1,786)	(2,132)	(581)	(894)	(33)	(5,426)	349	(5,077)
Retrenchment costs	(21)	(1)	-	(6)	-	(28)	1	(28)
Rehabilitation and other non-cash costs	(12)	(53)	-	(4)	-	(69)	-	(68)
Amortisation of assets	(623)	(323)	(76)	(274)	(16)	(1,312)	14	(1,298)
Total production costs	(2,442)	(2,509)	(656)	(1,178)	(49)	(6,835)	364	(6,471)
Inventory change	-	(163)	19	149	-	6	(3)	2
Cost of sales	(2,441)	(2,672)	(637)	(1,030)	(49)	(6,830)	360	(6,469)
Adjusted gross profit (loss)	**1,469**	**1,133**	**37**	**1,090**	**(49)**	**3,678**	**(214)**	**3,464**
Unrealised non-hedge derivatives and other commodity contracts	-	(1)	-	12	-	11	-	11
Gross profit (loss)	**1,469**	**1,132**	**37**	**1,101**	**(49)**	**3,690**	**(214)**	**3,476**
Corporate and other costs	(14)	(24)	(11)	(95)	(407)	(551)	(2)	(553)
Exploration	(2)	(138)	(76)	(133)	(55)	(403)	6	(397)
Intercompany transactions	-	(83)	-	(3)	86	-	-	-
Special items	(5)	(44)	49	1	10	11	-	11
Operating profit (loss)	**1,448**	**843**	**-**	**871**	**(415)**	**2,747**	**(210)**	**2,537**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(10)	(11)	6	(2)	(41)	(58)	2	(57)
Exchange gain (loss)	-	(24)	-	9	2	(13)	16	4
Share of equity accounted investments profit (loss)	-	-	-	(28)	(16)	(44)	125	81
Profit (loss) before taxation	1,437	809	6	850	(470)	2,632	(67)	2,565
Taxation	(382)	(293)	(12)	(205)	(39)	(931)	67	(864)
Profit (loss) for the period	**1,056**	**516**	**(7)**	**645**	**(509)**	**1,701**	**-**	**1,701**
Equity shareholders	1,056	480	(7)	610	(480)	1,658	-	1,658
Non-controlling interests	-	36	-	35	(29)	43	-	43
Operating profit (loss)	1,448	843	-	871	(415)	2,747	(210)	2,537
Unrealised non-hedge derivatives and other commodity contracts	-	1	-	(12)	-	(11)	-	(11)
Intercompany transactions	-	83	-	3	(86)	-	-	-
Special items	10	9	-	(2)	(14)	4	-	4
Share of associates' EBIT	-	-	-	(28)	(15)	(43)	210	167
EBIT	**1,457**	**936**	**-**	**833**	**(530)**	**2,696**	**-**	**2,696**
Amortisation of assets	623	323	76	274	16	1,312	(14)	1,298
Share of associates' amortisation	-	-	-	-	-	-	14	14
EBITDA	**2,081**	**1,259**	**75**	**1,107**	**(514)**	**4,009**	**-**	**4,009**
Profit (loss) attributable to equity shareholders	1,056	480	(7)	610	(480)	1,658	-	1,658
Special items	10	9	-	(2)	(14)	4	-	4
Share of associates' special items	-	-	-	-	-	-	-	-
Taxation on items above	(5)	-	-	-	-	(6)	-	(6)
Headline earnings (loss)	**1,060**	**489**	**(7)**	**608**	**(494)**	**1,656**	**-**	**1,656**
Unrealised non-hedge derivatives and other commodity contracts	-	1	-	(12)	-	(11)	-	(11)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	-	-	-	-	-	-
Fair value adjustment on option component of convertible bonds	-	-	-	-	(90)	(90)	-	(90)
Fair value loss on mandatory convertible	-	-	-	-	(139)	(139)	-	(139)
Adjusted headline earnings (loss)	**1,060**	**490**	**(7)**	**596**	**(724)**	**1,415**	**-**	**1,415**
Ore reserve development capital	453	86	25	102	-	666	-	666
Stay-in-business capital	95	225	15	105	14	454	(6)	448
Project capital	116	125	35	344	-	620	(99)	521
Total capital expenditure	**663**	**436**	**75**	**551**	**14**	**1,740**	**(105)**	**1,635**

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED DECEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	292	-	-	-	292
Mined	- 000 tonnes	1,427	422	261	466	2,576
Milled / Treated	- 000 tonnes	1,673	420	158	489	2,739
Yield	- g/t	7.88	4.84	5.47	6.44	7.02
Gold produced	- kg	13,190	2,030	862	3,149	19,232
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,709	49	-	-	2,758
Yield	- g/t	0.59	0.60	-	34.29	0.59
Gold produced	- kg	1,611	29	-	-	1,640
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	13,699	1,354	-	15,053
Mined	- 000 tonnes	-	30,886	3,795	7,712	42,392
Treated	- 000 tonnes	-	5,942	744	259	6,945
Stripping ratio	- ratio	-	4.07	5.12	25.80	5.05
Yield	- g/t	-	1.56	3.11	5.63	1.88
Gold produced	- kg	-	9,291	2,313	1,459	13,063
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,384	-	16,110	17,494
Placed	- 000 tonnes	-	308	-	5,088	5,396
Stripping ratio	- ratio	-	5.55	-	2.19	2.33
Yield	- g/t	-	0.97	-	0.40	0.43
Gold placed	- kg	-	298	-	2,019	2,317
Gold produced	- kg	-	272	-	1,496	1,768
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	189	345	2,093	618	289
TOTAL						
Subsidiaries' gold produced	- kg	14,801	9,723	3,175	6,105	33,803
Joint ventures' gold produced	- kg	-	1,900	-	-	1,900
Attributable gold produced	- kg	14,801	11,623	3,175	6,105	35,703
Minority gold produced	- kg	-	388	-	722	1,110
Subsidiaries' gold sold	- kg	14,805	9,712	3,263	6,143	33,924
Joint ventures' gold sold	- kg	-	1,976	-	-	1,976
Attributable gold sold	- kg	14,805	11,688	3,263	6,143	35,900
Minority gold sold	- kg	-	381	-	756	1,136
Spot price	- R/kg	303,106	303,106	303,106	303,106	303,106
Price received	- R/kg sold	81,074	128,171	60,117	111,273	99,671
Price received excluding hedge buy-back costs	- R/kg sold	303,857	302,768	302,843	304,114	303,454
Total cash costs	- R/kg produced	136,217	174,621	197,828	102,746	148,474
Total production costs	- R/kg produced	192,292	220,079	219,476	176,022	201,465

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED DECEMBER 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	4,499	3,654	988	2,073	-	11,214	(600)	10,614
Cash costs	(2,186)	(2,098)	(629)	(973)	36	(5,850)	363	(5,487)
By-products revenue	169	9	1	144	(2)	323	(1)	321
Total cash costs	(2,016)	(2,088)	(628)	(829)	34	(5,527)	361	(5,166)
Retrenchment costs	(50)	(5)	-	(10)	-	(65)	1	(64)
Rehabilitation and other non-cash costs	(150)	(204)	7	(218)	-	(564)	35	(529)
Amortisation of assets	(630)	(320)	(76)	(318)	(22)	(1,366)	18	(1,348)
Total production costs	(2,846)	(2,617)	(697)	(1,375)	13	(7,523)	416	(7,107)
Inventory change	(1)	(65)	(12)	166	-	88	5	92
Cost of sales	(2,847)	(2,683)	(709)	(1,209)	13	(7,435)	420	(7,016)
Adjusted gross profit (loss) excluding hedge buy-back costs	**1,652**	**971**	**279**	**863**	**13**	**3,778**	**(180)**	**3,598**
Hedge buy-back costs	(3,298)	(2,041)	(792)	(1,185)	-	(7,316)	-	(7,316)
Adjusted gross profit (loss)	**(1,647)**	**(1,069)**	**(513)**	**(321)**	**13**	**(3,537)**	**(180)**	**(3,718)**
Unrealised non-hedge derivatives and other commodity contracts	1,301	5,481	-	4	-	6,787	-	6,787
Gross profit (loss)	**(345)**	**4,412**	**(513)**	**(317)**	**13**	**3,250**	**(180)**	**3,069**
Corporate and other costs	(22)	(41)	(6)	(122)	(355)	(545)	-	(545)
Exploration	(9)	(87)	(91)	(75)	(80)	(342)	4	(338)
Intercompany transactions	-	(84)	-	(4)	88	-	-	-
Special items	(406)	(49)	19	244	(15)	(208)	-	(208)
Operating profit (loss)	**(782)**	**4,150**	**(591)**	**(275)**	**(349)**	**2,154**	**(176)**	**1,978**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(4)	(18)	(5)	11	(724)	(740)	-	(740)
Exchange gain (loss)	-	31	-	74	(7)	98	(5)	93
Share of equity accounted investments profit (loss)	-	-	-	(8)	(75)	(83)	146	63
Profit (loss) before taxation	(786)	4,163	(595)	(198)	(1,155)	1,429	(35)	1,394
Taxation	(355)	(275)	(82)	(192)	(9)	(913)	35	(878)
Profit (loss) for the period	**(1,141)**	**3,888**	**(678)**	**(390)**	**(1,164)**	**516**	**-**	**516**
Equity shareholders	(1,141)	3,858	(678)	(465)	(1,170)	404	-	404
Non-controlling interests	-	31	-	76	6	112	-	112
Operating profit (loss)	(782)	4,150	(591)	(275)	(349)	2,154	(176)	1,978
Unrealised non-hedge derivatives and other commodity contracts	(1,301)	(5,481)	-	(4)	-	(6,787)	-	(6,787)
Hedge buy-back and related costs	3,298	2,041	792	1,185	(5)	7,311	-	7,311
Intercompany transactions	-	84	-	4	(88)	-	-	-
Special items	460	11	-	(248)	5	228	-	228
Share of associates' EBIT	-	-	-	(8)	(4)	(12)	176	164
EBIT	**1,675**	**804**	**201**	**653**	**(441)**	**2,894**	**-**	**2,894**
Amortisation of assets	630	320	76	318	22	1,366	(18)	1,348
Share of associates' amortisation	-	-	-	-	-	-	18	18
EBITDA	**2,306**	**1,125**	**277**	**971**	**(419)**	**4,260**	**-**	**4,260**
Profit (loss) attributable to equity shareholders	(1,141)	3,858	(678)	(465)	(1,170)	404	-	404
Special items	460	11	-	(248)	5	228	-	228
Share of associates' special items	-	-	-	-	71	71	-	71
Taxation on items above	(138)	(5)	-	-	-	(143)	-	(143)
Headline earnings (loss)	**(819)**	**3,864**	**(678)**	**(713)**	**(1,093)**	**561**	**-**	**561**
Unrealised non-hedge derivatives and other commodity contracts	(1,301)	(5,481)	-	(4)	-	(6,787)	-	(6,787)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	461	-	-	-	-	461	-	461
Fair value adjustment on option component of convertible bonds	-	-	-	-	280	280	-	280
Fair value loss on mandatory convertible	-	-	-	-	222	222	-	222
Hedge buy-back and related costs	3,276	2,041	792	1,185	(5)	7,289	-	7,289
Adjusted headline earnings (loss) excluding hedge buy-back costs	**1,617**	**424**	**114**	**467**	**(596)**	**2,026**	**-**	**2,026**
Ore reserve development capital	453	61	20	109	-	644	-	644
Stay-in-business capital	390	527	31	290	25	1,264	(15)	1,248
Project capital	166	97	19	383	-	665	(88)	578
Total capital expenditure	**1,009**	**685**	**71**	**782**	**25**	**2,572**	**(102)**	**2,470**

(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED MARCH 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	320	-	-	-	320
Mined	- 000 tonnes	1,882	535	150	398	2,965
Milled / Treated	- 000 tonnes	1,703	509	131	458	2,801
Yield	- g/t	6.40	5.54	5.38	6.54	6.22
Gold produced	- kg	10,891	2,821	704	2,998	17,414
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,430	262	-	-	2,692
Yield	- g/t	0.44	0.83	-	-	0.47
Gold produced	- kg	1,058	218	-	-	1,276
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	12,418	1,383	-	13,801
Mined	- 000 tonnes	-	29,511	3,889	6,461	39,861
Treated	- 000 tonnes	-	4,899	766	254	5,919
Stripping ratio	- ratio	-	4.07	5.04	24.60	4.93
Yield	- g/t	-	1.59	3.72	6.09	2.05
Gold produced	- kg	-	7,764	2,848	1,549	12,161
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	704	-	15,861	16,565
Placed	- 000 tonnes	-	304	-	5,153	5,457
Stripping ratio	- ratio	-	4.29	-	2.02	2.08
Yield	- g/t	-	1.86	-	0.49	0.56
Gold placed	- kg	-	565	-	2,503	3,068
Gold produced	- kg	-	840	-	1,883	2,723
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	145	355	2,450	720	268
TOTAL						
Subsidiaries' gold produced	- kg	11,949	9,095	3,552	6,431	31,026
Joint ventures' gold produced	- kg	-	2,548	-	-	2,548
Attributable gold produced	- kg	11,949	11,643	3,552	6,431	33,574
Minority gold produced	- kg	-	400	-	745	1,145
Subsidiaries' gold sold	- kg	11,383	9,225	3,515	6,391	30,515
Joint ventures' gold sold	- kg	-	2,484	-	-	2,484
Attributable gold sold	- kg	11,383	11,709	3,515	6,391	32,999
Minority gold sold	- kg	-	395	-	745	1,141
Spot price	- R/kg	267,578	267,578	267,578	267,578	267,578
Price received	- R/kg sold	244,200	247,821	240,990	242,808	244,873
Total cash costs	- R/kg produced	151,186	151,942	224,450	100,373	149,431
Total production costs	- R/kg produced	209,205	185,017	244,516	134,018	190,374

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED MARCH 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	2,780	3,008	847	1,730	-	8,364	(667)	7,698
Cash costs	(1,871)	(1,832)	(799)	(899)	61	(5,340)	341	(4,999)
By-products revenue	65	8	1	98	(4)	168	(1)	166
Total cash costs	(1,806)	(1,824)	(797)	(801)	57	(5,172)	340	(4,832)
Retrenchment costs	(46)	-	-	(6)	-	(52)	-	(52)
Rehabilitation and other non-cash costs	(10)	(77)	-	-	-	(87)	1	(86)
Amortisation of assets	(638)	(313)	(71)	(249)	(15)	(1,287)	16	(1,271)
Total production costs	(2,500)	(2,215)	(869)	(1,057)	41	(6,599)	357	(6,242)
Inventory change	107	(12)	(3)	97	-	189	(8)	182
Cost of sales	(2,393)	(2,226)	(872)	(959)	41	(6,409)	349	(6,060)
Adjusted gross profit (loss)	**387**	**781**	**(25)**	**771**	**41**	**1,955**	**(317)**	**1,638**
Unrealised non-hedge derivatives and other commodity contracts	410	34	1	138	-	583	-	583
Gross (loss) profit	**797**	**815**	**(24)**	**909**	**41**	**2,538**	**(317)**	**2,221**
Corporate and other costs	(18)	(41)	-	(61)	(237)	(357)	-	(357)
Exploration	(2)	(89)	(58)	(110)	(28)	(287)	9	(277)
Intercompany transactions	-	(38)	(5)	(2)	44	-	-	-
Special items	(64)	(123)	-	5	9	(174)	-	(174)
Operating profit (loss)	**713**	**524**	**(87)**	**740**	**(170)**	**1,720**	**(307)**	**1,413**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(21)	(1)	3	201	181	1	182
Exchange gain (loss)	-	9	-	3	32	44	(6)	38
Share of equity accounted investments profit	-	-	-	-	(26)	(26)	190	163
Profit (loss) before taxation	711	512	(87)	746	37	1,918	(123)	1,796
Taxation	(133)	(265)	(4)	(281)	1	(680)	123	(558)
Profit (loss) for the period	**578**	**247**	**(91)**	**465**	**38**	**1,238**	**-**	**1,238**
Equity shareholders	578	223	(91)	410	29	1,150	-	1,150
Non-controlling interests	-	24	-	55	9	88	-	88
Operating profit (loss)	713	524	(87)	740	(170)	1,720	(307)	1,413
Unrealised non-hedge derivatives and other commodity contracts	(410)	(34)	(1)	(138)	-	(583)	-	(583)
Intercompany transactions	-	38	5	2	(44)	-	-	-
Special items	31	74	-	(4)	(10)	92	-	92
Share of associates' EBIT	-	-	-	-	(5)	(5)	307	302
EBIT	**334**	**602**	**(83)**	**600**	**(230)**	**1,224**	**-**	**1,224**
Amortisation of assets	638	313	71	249	15	1,287	(16)	1,271
Share of associates' amortisation	-	-	-	-	-	-	16	16
EBITDA	**971**	**915**	**(11)**	**849**	**(213)**	**2,511**	**-**	**2,511**
Profit (loss) attributable to equity shareholders	578	223	(91)	410	29	1,150	-	1,150
Special items	31	74	-	(4)	(10)	92	-	92
Share of associates' special items	-	-	-	-	20	20	-	20
Taxation on items above	(5)	(16)	-	1	-	(21)	-	(21)
Headline earnings (loss)	**604**	**280**	**(90)**	**407**	**40**	**1,241**	**-**	**1,241**
Unrealised non-hedge derivatives and other commodity contracts	(410)	(34)	(1)	(138)	-	(583)	-	(583)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	160	-	-	-	-	160	-	160
Fair value adjustment on option component of convertible bonds	-	-	-	-	(356)	(356)	-	(356)
Adjusted headline earnings (loss)	**354**	**246**	**(91)**	**269**	**(316)**	**463**	**-**	**463**
Ore reserve development capital	407	51	30	91	-	579	-	579
Stay-in-business capital	119	67	13	96	11	306	(5)	301
Project capital	85	85	23	205	-	398	(11)	387
Total capital expenditure	**610**	**204**	**65**	**393**	**11**	**1,283**	**(16)**	**1,267**

(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS YEAR ENDED DECEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	1,225	-	-	-	1,225
Mined	- 000 tonnes	7,007	1,828	686	1,834	11,354
Milled / Treated	- 000 tonnes	6,862	1,803	518	1,910	11,092
Yield	- g/t	7.28	5.16	4.50	6.41	6.66
Gold produced	- kg	49,970	9,300	2,330	12,248	73,847
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	10,248	832	-	-	11,081
Yield	- g/t	0.54	0.66	-	34.29	0.55
Gold produced	- kg	5,558	548	-	-	6,106
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	49,678	5,183	-	54,861
Mined	- 000 tonnes	-	115,577	14,469	29,306	159,352
Treated	- 000 tonnes	-	21,889	3,099	1,040	26,028
Stripping ratio	- ratio	-	4.04	4.94	25.51	5.02
Yield	- g/t	-	1.58	3.22	5.83	1.95
Gold produced	- kg	-	34,676	9,983	6,057	50,716
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	4,960	-	62,234	67,194
Placed	- 000 tonnes	-	1,173	-	20,790	21,963
Stripping ratio	- ratio	-	6.50	-	2.03	2.17
Yield	- g/t	-	1.23	-	0.46	0.50
Gold placed	- kg	-	1,445	-	9,504	10,949
Gold produced	- kg	-	1,867	-	7,882	9,749
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	175	350	2,077	698	285
TOTAL						
Subsidiaries' gold produced	- kg	55,528	37,892	12,313	26,187	131,920
Joint ventures' gold produced	- kg	-	8,498	-	-	8,498
Attributable gold produced	- kg	55,528	46,390	12,313	26,187	140,418
Minority gold produced	- kg	-	1,499	-	2,897	4,396
Subsidiaries' gold sold	- kg	55,717	37,518	12,311	26,241	131,786
Joint ventures' gold sold	- kg	-	8,454	-	-	8,454
Attributable gold sold	- kg	55,717	45,972	12,311	26,241	140,240
Minority gold sold	- kg	-	1,480	-	2,961	4,441
Spot price	- R/kg	288,148	288,148	288,148	288,148	288,148
Price received	- R/kg sold	119,239	159,203	126,167	134,816	135,862
Price received excluding hedge buy-back costs	- R/kg sold	271,453	272,523	267,875	268,931	271,018
Total cash costs	- R/kg produced	140,077	166,693	230,777	101,296	149,577
Total production costs	- R/kg produced	189,319	202,674	250,322	143,788	190,889

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - YEAR ENDED DECEMBER 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted	Total group
Gold income received [1]	15,125	12,952	3,298	7,806	-	39,180	(2,420)	36,761
Cash costs	(8,133)	(7,990)	(2,847)	(3,841)	226	(22,585)	1,412	(21,173)
By-products revenue	355	31	6	532	16	940	(5)	935
Total cash costs	(7,778)	(7,959)	(2,841)	(3,309)	242	(21,645)	1,407	(20,238)
Retrenchment costs	(138)	(8)	-	(23)	-	(169)	4	(166)
Rehabilitation and other non-cash costs	(182)	(393)	7	(224)	-	(791)	34	(756)
Amortisation of assets	(2,415)	(1,287)	(248)	(1,086)	(71)	(5,106)	67	(5,040)
Total production costs	(10,512)	(9,646)	(3,082)	(4,642)	171	(27,712)	1,512	(26,200)
Inventory change	(31)	8	1	399	-	377	(11)	367
Cost of sales	(10,544)	(9,638)	(3,081)	(4,243)	171	(27,335)	1,501	(25,833)
Adjusted gross profit (loss) excluding hedge buy-back costs	**4,580**	**3,314**	**217**	**3,563**	**171**	**11,845**	**(918)**	**10,927**
Hedge buy-back costs	(8,481)	(5,210)	(1,745)	(3,519)	-	(18,954)	-	(18,954)
Adjusted gross profit (loss)	**(3,900)**	**(1,896)**	**(1,528)**	**44**	**171**	**(7,109)**	**(918)**	**(8,027)**
Unrealised non-hedge derivatives and other commodity contracts	7,080	6,115	75	2,621	-	15,891	-	15,891
Gross profit (loss)	**3,180**	**4,219**	**(1,452)**	**2,664**	**171**	**8,782**	**(918)**	**7,864**
Corporate and other costs	(72)	(77)	(14)	(273)	(1,300)	(1,737)	(1)	(1,738)
Exploration	(14)	(344)	(327)	(527)	(252)	(1,464)	18	(1,446)
Intercompany transactions	-	(270)	(8)	(14)	293	-	-	-
Special items	(586)	(229)	77	242	(391)	(886)	(8)	(894)
Operating profit (loss)	**2,508**	**3,299**	**(1,725)**	**2,092**	**(1,479)**	**4,696**	**(910)**	**3,786**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(13)	(59)	(5)	24	(1,183)	(1,236)	1	(1,235)
Exchange gain (loss)	-	(50)	-	15	55	20	(2)	18
Share of equity accounted investments profit (loss)	-	-	-	(8)	(59)	(67)	534	467
Profit (loss) before taxation	2,495	3,190	(1,730)	2,123	(2,665)	3,413	(377)	3,036
Taxation	(342)	(1,108)	(54)	(816)	(76)	(2,396)	377	(2,018)
Profit (loss) for the period	**2,153**	**2,083**	**(1,784)**	**1,307**	**(2,741)**	**1,018**	**-**	**1,018**
Equity shareholders	2,153	1,981	(1,784)	1,084	(2,796)	637	-	637
Non-controlling interests	-	101	-	223	55	381	-	381
Operating profit (loss)	2,508	3,299	(1,725)	2,092	(1,479)	4,696	(910)	3,786
Unrealised non-hedge derivatives and other commodity contracts	(7,080)	(6,115)	(75)	(2,621)	-	(15,891)	-	(15,891)
Hedge buy-back and related costs	8,481	5,210	1,745	3,519	417	19,371	-	19,371
Intercompany transactions	-	270	8	14	(293)	-	-	-
Special items	697	91	(45)	(242)	19	519	8	527
Share of associates' EBIT	-	-	-	(8)	(24)	(33)	902	869
EBIT	**4,606**	**2,755**	**(93)**	**2,754**	**(1,359)**	**8,663**	**-**	**8,663**
Amortisation of assets	2,415	1,287	248	1,086	71	5,106	(67)	5,040
Share of associates' amortisation	-	-	-	-	-	-	67	67
EBITDA	**7,021**	**4,042**	**155**	**3,841**	**(1,288)**	**13,769**	**-**	**13,769**
Profit (loss) attributable to equity shareholders	2,153	1,981	(1,784)	1,084	(2,796)	637	-	637
Special items	697	91	(45)	(242)	19	519	8	527
Share of associates' special items	-	-	-	-	32	32	(8)	24
Taxation on items above	(193)	(27)	2	(8)	-	(226)	-	(226)
Headline earnings (loss)	**2,657**	**2,045**	**(1,827)**	**833**	**(2,746)**	**962**	**-**	**962**
Unrealised non-hedge derivatives and other commodity contracts	(7,080)	(6,115)	(75)	(2,621)	-	(15,891)	-	(15,891)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	2,353	-	23	-	-	2,376	-	2,376
Fair value adjustment on option component of convertible bonds	-	-	-	-	(39)	(39)	-	(39)
Fair value loss on mandatory convertible	-	-	-	-	382	382	-	382
Hedge buy-back and related costs net of taxation	6,993	5,188	1,745	3,519	417	17,862	-	17,862
Adjusted headline earnings (loss) excluding hedge buy-back costs	**4,923**	**1,118**	**(135)**	**1,731**	**(1,986)**	**5,652**	**-**	**5,652**
Ore reserve development capital	1,806	259	114	391	-	2,570	-	2,570
Stay-in-business capital	881	987	97	729	49	2,744	(35)	2,709
Project capital	409	461	79	1,150	-	2,099	(271)	1,828
Total capital expenditure	**3,096**	**1,708**	**290**	**2,270**	**49**	**7,413**	**(305)**	**7,108**

(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

Notes

Quarterly Report March 2011 - www.AngloGoldAshanti.com



Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc.

Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial Officer)

Non-Executive
T T Mboweni [†] (Chairman)
F B Arisman [#]
R Gasant [†]
W A Nairn [†]
Prof L W Nkuhlu [†]
F Ohene-Kena [+]
S M Pityana [†]

*	British	[#]	American
~	Australian	[†]	South African
+	Ghanaian		

Officers
Company Secretary: Ms L Eatwell

Investor Relations Contacts
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 303 229664
Fax: +233 303 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 11, 2011

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary